UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Black Point Seafood, LLC

Legal status of issuer

> *Form*
> Limited Liability Company

> *Jurisdiction of Incorporation/Organization*
> Maine

> *Date of organization*
> 09/02/2016

Physical address of issuer
392 Fore Street 3rd floor, Portland, ME 04101

Website of issuer
https://getmainelobster.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Series Seed Preferred Stock

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,000,000

Deadline to reach the target offering amount
October 19, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end

Total Assets	$560,444	$699,501
Cash & Cash Equivalents	$161,446	$362,688
Accounts Receivable	$136,500	$133,659
Short-term Debt	$960,129	$848,328
Long-term Debt	$400,000	$274,933
Revenues/Sales	$3,389,962	$3,143,141
Cost of Goods Sold	$2,599,456	$2,283,720
Taxes Paid	$0	$0
Net Income	-$367,154	-$143,751

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
August 22, 2018

Black Point Seafood, LLC





Up to $1,000,000 of Preferred Stock

Black Point Seafood, LLC dba Get Maine Lobster ("Black Point Seafood", the "Company," "we," "us", or "our"), a Maine limited liability company, is offering up to $1,000,000 worth of Series Seed Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by October 19, 2018. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $450,000 under the Combined Offerings (the "Closing Amount") by October 19, 2018, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,000,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to October 19, 2018, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are

based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at https://getmainelobster.com/investor.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://seedinvest.com/lobster

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

As of the date of this Agreement, the Company is a single member, manager-managed Maine limited liability company whose sole member is Black Point Seafood Holdings, Inc. ("Holdings") and whose manager is the founder of the business, Mark Murrell (the "Founder" or "Manager"). The Company was formed on September 2, 2016, but from the founding of our business on June 1, 2009 through the Company's formation date, all of our company's business was conducted through Holdings.

The Company is located at 392 Fore Street 3rd floor, Portland, ME 04101.

The Company's website is https://getmainelobster.com/.
The information available on or through the Company's website is not part of this Form C. In making an investment decision with respect to our securities, you should only consider the information contained in this Form C.

The Business
We aim to deliver the finest lobster and seafood Maine has to offer from the dock to doorstep.

A more detailed description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://seedinvest.com/lobster and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

Taxation as Partnership
The Company has been formed so as to qualify and will be treated as a partnership for federal income tax purposes and in becoming a member of the Company you will agree not to take any action inconsistent with the Company's classification as a partnership for federal income tax purposes. The Company will not be operated or treated, however, as a "partnership" for purposes of Section 303 of the United States Bankruptcy Code, 11 U.S.C. §101, et seq. The classification of the Company as a partnership applies only for federal and, as applicable, state and local, income tax purposes, and its characterization as such, solely for tax purposes, does not create or imply a general partnership or mutual agency between the Members for state law or any other purpose. Instead, the Members acknowledge the status of the Company as a limited liability company formed under the Maine Limited Liability Company Act.

Although the Company's equity as of the Closing will be divided into classes named Series Seed Preferred Stock, Common Stock, and Subordinated Stock, such classes are equity interests or membership interests in a limited liability company rather than a corporation and upon your subscription of Series Seed Preferred Stock pursuant to a Subscription Agreement you will become a member of the Company, which, as discussed above, is taxed as a partnership rather than a stockholder of equity interests in a corporation, which equity interests are commonly referred to as stock.

The Offering

Minimum amount of Preferred Stock being offered	$25,000
Maximum amount of Preferred Stock	$1,000,000
Purchase price per Security	$1.00

Minimum investment amount per investor	$1,000
Offering deadline	October 19, 2018
Use of proceeds	See the description of the use of proceeds on page 13 hereof.
Voting Rights	See the description of the voting rights on pages 11 and 20.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The reviewing CPA has included a "going concern" note in the reviewed financials. The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company recorded net operating losses of $367,154 and $143,751 in 2017 and 2016, respectively. The following describes management's actions taken since December 31, 2017 that have alleviated substantial doubt about the Company's ability to continue as a going concern: the Company (i) has paid off certain of our high-interest debt, (ii) has taken other deliberate actions to reduce expenses in our supply chain and to increase revenues, and (iii) is conducting this equity crowdfund offering during fiscal year 2018. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans and actions, as described above. If we cannot continue as a going concern, you may lose your entire investment in our Series Seed Preferred Stock

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company has a significant amount of debt. Please see Note D of the CPA Reviewed Financial Statements (Exhibit B of the Form C and in Data Room) for details.

The Company deals with live animals (lobsters) and vast amounts of regulation applicable to shipping live animals. There is a risk that regulations could change in a manner that adversely affects the Company's ability to ship live lobsters across the country.

Climate change may adversely affect the Maine fishery. Drastic climate change may have a negative impact on the productive capacity of the Maine fishery. Accordingly, a decline in fishery stocks coupled with increases in worldwide demand for Maine seafood could negatively impact the Company's procurement and costs.

The Company's revenue is seasonal and heavily tied to either holidays or the summer months. Because of that, cash flow is very lumpy, and the Company will need to make accurate budgets to maintain proper cash positions.

The Company's sales are very heavily tied to expenditures on marketing and advertising. If the Company is not able to maintain strong advertising and marketing, our sales may be negatively impacted.

The Company has had limited outside investors and no true institutional round. Prior to the Offering, the Company has been a single-member, manager-managed limited liability company and operated as a closely held business.

Damage to our reputation could negatively impact our business, financial condition and results of operations. Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter into new markets. We believe that we have built our reputation on the high quality of our food and service, and our commitment to our customers, and we must protect and grow the value of our brand in order for us to continue to be successful. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business.

We may be adversely affected by any negative publicity, regardless of its accuracy. Ultimately, the risks associated with any such negative publicity or incorrect information, whether disseminated through social media platforms or similar devices, including weblogs (blogs), social media websites and other forms of Internet-based communications, that provide individuals with access to a broad audience of consumers and other interested persons cannot be completely eliminated or mitigated and may materially harm our reputation, business, financial condition and results of operations.

Shortages or interruptions in the supply or delivery of food products could adversely affect our operating results. We are dependent on frequent deliveries of food products that meet our specifications. Shortages or interruptions in the supply or delivery to our customers of our food products caused by problems in distribution, inclement weather, unanticipated demand or other conditions could adversely affect the availability, quality and cost of our products, which would adversely affect our operating results.

We have a limited number of suppliers for our major products and rely on only a few distribution companies for the majority of our deliveries. If our suppliers or distributors are unable to fulfill their obligations under our arrangements with them, we could encounter supply shortages or failed deliveries and incur higher costs. We have a limited number of suppliers for our major products, including live Maine lobster, lobster tails, lobster value-add products. In fiscal 2017, we purchased all of our (i) lobster and seafood from 2 suppliers. Due to this concentration of suppliers, the cancellation of our supply arrangements with these suppliers or the disruption, delay or inability of these suppliers to provide these major products to our distributors for delivery to our customers may materially and adversely affect our results of operations while we establish alternative supply channels. In addition, if our suppliers fail to comply with food safety or other laws and regulations, or face allegations of non-compliance, their operations may be disrupted. We cannot assure you that we would be able to find replacement suppliers on commercially reasonable terms or a timely basis, if at all. Although we believe that alternative supply and distribution sources are available, there can be no assurance that we will continue to be able to identify or negotiate with such sources on terms that are commercially reasonable to us. If our suppliers or distributors are unable to fulfill their obligations under their contracts or we are unable to identify alternative sources, we could encounter supply shortages and incur higher costs, each of which could have a material adverse effect on our results of operations.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, may adversely affect our business. Our business requires the collection, transmission and retention of large volumes of customer data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that customer data is critical to us. Further, our customers have a high expectation that we and our service providers will adequately protect their personal information. A significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings, including regulatory investigations and actions, or liability for failure to comply with privacy and information security laws, which could disrupt our operations, damage our reputation and expose us to claims from customers, any of which could have a material adverse effect on our financial condition and results of operations.

Increased food commodity and energy costs could decrease our operating profit margins or cause us to limit or otherwise modify our product selection, which could adversely affect our business. Our profitability depends in part on our ability to anticipate and react to changes in the price and availability of food commodities, including among other things live lobster and frozen seafood. Prices may be affected due to market changes, increased competition, the general risk of inflation, shortages or interruptions in supply due to weather, disease or other conditions beyond our control, or other reasons. These events, combined with other more general economic and demographic conditions, could impact our pricing and negatively affect our sales and operating profit margins.

Prior to the closing, the Company has been a single member limited liability company with its founder as its manager, and has not therefore benefited from the critical role a board of directors can play in effective risk oversight. To date the Company has not yet formed a board of directors as it has been a single member limited liability company with its founder as its manager. Although the Company is not legally required to have a board of directors to oversee the management of the Company, boards also play a critical role in effective risk oversight. A board helps ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. The Company, however, will have a board of directors in place on the closing pursuant to the terms of its LLC agreement.

Concentration of risk. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

Taxation as Partnership. The Company has been formed so as to qualify and will be treated as a partnership for federal income tax purposes and in becoming a member of the Company you will agree not to take any action inconsistent with the Company's classification as a partnership for federal income tax purposes. The Company will not be operated or treated, however, as a "partnership" for purposes of Section 303 of the United States Bankruptcy Code, 11 U.S.C. §101, et seq. The classification of the Company as a partnership applies only for federal and, as applicable, state and local, income tax purposes, and its characterization as such, solely for tax purposes, does not create or imply a general partnership or mutual agency between the Members for state law or any other purpose. Instead, the Members acknowledge the status of the Company as a limited liability company formed under the Maine Limited Liability Company Act.

Although the Company's equity as of the Closing will be divided into classes named Series Seed Preferred Stock, Common Stock, and Subordinated Stock, such classes are equity interests or membership interests in a limited liability company rather than a corporation and upon your subscription of Series Seed Preferred Stock pursuant to a Subscription Agreement you will become a member of the Company, which, as discussed above, is taxed as a partnership rather than a stockholder of equity interests in a corporation, which equity interests are commonly referred to as stock.

Risks Related to the Securities

The Series Seed Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series Seed Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed Preferred Stock. Because the Series Seed Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation D. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series Seed Preferred Stock may also adversely affect the price that you might be able to obtain for the Series Seed Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

The founder of the Company beneficially owns substantially all of its equity. Prior to the Offering the Company's founder, Mark Murrell, beneficially owns 96% of the Company's outstanding Membership Interests. Subject to any fiduciary duties owed to our other owners or investors under Maine law, the Founder may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. The Founder may have interests that are different than yours. For example, the Founder may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, the Founder could use his voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the shares of preferred stock may be subject to dilution. Non-Major Purchasers (as defined below) of preferred stock do not have preemptive rights. If the Company conducts subsequent offerings of preferred stock or Securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, Purchasers may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

You will be bound by an investor proxy agreement, which limits your voting rights. All Non-Major Purchasers of Series Seed Preferred Stock will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series Seed Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends or distributions for the foreseeable future, other than tax distributions. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends or make any distributions to holders of its shares of Preferred Stock, other than quarterly distributions to cover your estimated tax liability.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

We have broad discretion in the use of the net proceeds from this Offering and may not use them effectively. Our management will have broad discretion in use of the net proceeds from this Offering, including for any of the purposes described in "Use of Proceeds." Accordingly, you will have to rely upon the judgment of our management with respect to the use of the proceeds, with only limited information concerning management's specific intentions. Our management may cause the Company to spend a portion or all of the net proceeds from this Offering in ways that our members may not desire or that may not yield a favorable return. The failure by our management to cause the Company to apply these funds effectively could harm our business. Pending their use, the Company may invest the net proceeds from this Offering in a manner that does not produce income or that loses value.

BUSINESS

Description of the Business
Online purveyor of Maine lobster and seafood, delivered direct-to-consumer.

Business Plan

After serving over a quarter of a million meals, we are experts in the highly perishable food business. We are obsessed with delivering our wild-caught experience to every doorstep in America.

In the past year there has been a 30% increase in seafood consumption by millennials and 70% have switched to a healthier diet. According to Technomic Surveys, 71% are more interested in where their foods come from and how it is grown or produced. We're excited to deliver our experience from dock to doorstep as more and more people seek lobster and seafood as their healthy protein of choice.

Our passion is to perfect how people discover, acquire, and experience highly perishable proteins.

Today, there is fear and stigma surrounding the acquisition and preparation of fresh seafood. This is also the case with many other highly sought after proteins and it prevents a large number of people from experiencing tastes and foods that they are not familiar with. We have worked tirelessly to make these proteins not only easier to acquire but more approachable and enjoyable for the whole family.

We are continuously evolving in delivering an exceptional experience from the first "click" to the last dish. Not only do we strive to get our customers the best quality product from the best source, but we have even been known to work directly with our customers to teach them how to best prepare their gourmet proteins.

The Company's Products and/or Services

Product / Service	Description	Current Market
Food	Lobster and seafood	e-commerce food

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

Most of our customers are affluent females over 55. 28% of our customers are between the ages of 31-50. Our customers are foodies that enjoy travel, luxury goods, and experiences over things.

Intellectual Property

The Company is dependent on the following intellectual property:

We have registered or applied to register the following trademarks and service marks in the United States:

Trademarks/Service Marks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
87952369	IC 035. US 100 101 102. G & S: On-line retail store services featuring lobster, shellfish, seafood and related products. FIRST USE: 20101201. FIRST USE IN COMMERCE: 20101201	GETMAINE LOBSTER. COM	June 7, 2018	Pending	U.S.
86030386	IC 041. US 100 101 107. G & S: On-line journals, namely, blogs featuring news, information and commentary relating to lobster, shellfish and seafood, including preparation. FIRST USE: 20130501. FIRST USE IN COMMERCE: 20130501	JUSTADDL OBSTER	August 6, 2013	August 26, 2014	U.S.

Litigation

There is no pending litigation or proceeding involving the Company, and we are not aware of any pending litigation that may result in claims against the Company.

Other

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use approximately 44.50% of the proceeds, or approximately $11,125, towards offering expenses;
- If the Company raises the Closing Amount, it will use approximately 9.56% of the proceeds, or approximately $43,000, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use approximately 8.43% of the proceeds, or approximately $84,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
General expenses	100%	30%	30%
Marketing		35%	30%
Technology		15%	20%
People		20%	20%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Mark Murrell	**Founder and CEO**	**Creating, planning, implementing, and integrating the strategic direction of the organization**
Andrew Desgrosseilliers	COO	Oversee operations of the organization.
Marc Beaudry	Director of Customer Experience	Ensure the delivery of our promise to all customers.

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Maine law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees/Contractors
The Company currently has 5 contractors in ME, and 1 in Lima, Peru

CAPITALIZATION AND OWNERSHIP

Capitalization

Prior to the closing of the Offering, Holdings is the only member of the Company, and Mark Murrell, the founder of the business, is the Company's manager who has exclusive power and authority to manage the Company's business.

After the Offering, assuming the maximum investment amount under the Offering, Holdings will still own over 50% of the Company, and thus a controlling interest. Assuming the maximum investment amount under the Offering is invested, holders of Series Seed Preferred Stock will own only approximately 7% of the Company.

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	13,500,000 authorized	Each share of common stock has one vote on all matters that come before the common shareholders of the company.	Common stock and Series Seed Preferred vote together on all matters other than those specified in the Company's LLC Operating Agreement.	100%	N/A

Prior to the closing, the Company has the following convertible debt outstanding:

The Company issued a convertible promissory note with a face value of $250,000 that has a maturity date of September 30, 2018. The note bears interest at 7.5% per annum. If the Company pursues equity financing in which it sells membership units with an aggregate sales price over $500,000 ("Qualified Financing"), including any and all other convertible bridge notes which are converted into Units, and with the principal purpose of raising capital, then the Investor may elect to convert the Note into Units of the same class as those issued to the investors in the Qualified Financing of the Company at the same price as those issued in the Qualified Financing multiplied by .85 (a 15% discount rate), provided however, for purposes of the conversion of this Note the valuation of the Borrower at the time of such Qualified Financing shall be the lower of the reinvestment value negotiated by the Qualified Financing investors or Five Million Dollars ($5,000,000.00). If the Payee does not make a timely election, the Note shall automatically convert into common Class A Units of the Company at the valuation established by the Qualified Financing subject to the price discount. If, prior to the Maturity Date, all or substantially all of the assets of the Company are sold in one transaction or a series of transactions, or the Company merges or consolidates with and into another entity entity), or the Company closes on a firm commitment for an underwritten public offering of the Company's Units as registered under the Securities Act (collectively a "Liquidity Event"), then, the Investor may elect to convert the outstanding principal amount of this Note plus all accrued interest due thereunder into common Class A Units in the Company so as to participate in the closing of such Liquidity Event transactions a member of the Company (a "Liquidity Event Conversion"). For purposes of Liquidity Event Conversion, the preconversion value of the Company will be the lower of the Liquidity Event price or Five Million Dollars ($5,000,000.00).

The Company issued a convertible promissory note with a face value of $150,000. The note bears a simple interest rate of 7.5% per annum. The principle amount of this note plus all accrued interest shall be due and payable on September 30, 2018. If the Company pursues equity financing in which it sells membership units with an aggregate sales price over $500,000 ("Qualified Financing"), including any and all other convertible bridge notes which are converted into Units, and with the principal purpose of raising capital, then the Investor may elect to convert the Note into Units of the same class as those issued to the investors in the Qualified Financing of the Company at the same price as those issued in the Qualified Financing multiplied by .85 (a 15% discount rate), provided however, for purposes of the conversion of this Note the valuation of the Borrower at the time of such Qualified Financing shall be the lower of the reinvestment value negotiated by the Qualified Financing investors or Five Million Dollars ($5,000,000.00). If the Payee does not make a timely election, the Note shall automatically convert into common Class A Units of the Company at the valuation established by the Qualified Financing subject to the price discount. If, prior to the Maturity Date, all or substantially all of the assets of the Company are sold in one transaction or a series of transactions, or the Company merges or consolidates with and into another entity entity), or the Company closes on a firm commitment for an underwritten public offering of the Company's Units as registered under the Securities Act (collectively a "Liquidity Event"), then, the Investor may elect to convert the outstanding principal amount of this Note plus all accrued interest due thereunder into common Class A Units in the Company so as to participate in the closing of such Liquidity Event transactions a member of the Company (a "Liquidity Event Conversion"). For purposes of Liquidity Event Conversion, the preconversion value of the Company will be the lower of the Liquidity Event price or Five Million Dollars ($5,000,000.00).

The Company issued a convertible promissory note with a face value of $200,000 that has a maturity date of September 30, 2019. The note bears interest at 7.5% per annum. If the Company pursues equity financing in which it sells membership units with an aggregate sales price over $500,000 ("Qualified Financing"), including any and all other convertible bridge notes which are converted into Units, and with the principal purpose of raising capital, then the Investor may elect to convert the Note into Units of the same class as those issued to the investors in the Qualified Financing of the Company at the same price as those issued in the Qualified Financing multiplied by .85 (a 15% discount rate), provided however, for purposes of the conversion of this Note the valuation of the Borrower at the time of such Qualified Financing shall be the lower of the reinvestment value negotiated by the Qualified Financing investors or Five Million Dollars ($5,000,000.00). If the Payee does not make a timely election, the Note shall automatically convert into common Class A Units of the Company at the valuation established by the Qualified Financing subject to the price discount. If, prior to the Maturity Date, all or substantially all of the assets of the Company are sold in one transaction or a series of transactions, or the Company merges or consolidates with and into another entity entity), or the Company closes on a firm commitment for an underwritten public offering of the Company's Units as registered under the Securities Act (collectively a "Liquidity Event"), then, the Investor may elect to convert the outstanding principal amount of this Note plus all accrued interest due thereunder into common Class A Units in the Company so as to participate in the closing of such Liquidity Event transactions a member of the Company (a "Liquidity Event Conversion"). For purposes of Liquidity Event Conversion, the preconversion value of the Company will be the lower of the Liquidity Event price or Five Million Dollars ($5,000,000.00).

The Company issued a convertible note with a face value of $75,000 convertible note to Frank Lenti that will convert at the closing of this Offering at a conversion price of $1.00. The note was issued in July 2018 and has an interest rate of 7.5% per annum.

The Company has the following debt outstanding:

The Company currently has a loan for an Audi Allroad. The loan started on October 15, 2014 for a term of 60 months with a monthly payment of $841.08 and an interest rate of 8.09%. The total annual payment amounts in future periods are as follows:
2018: $10,092.96
2019: $8,410.80

The Company entered into a loan agreement on April 28, 2017. The principal amount is $149,000 with an interest rate of 35.12% and a term of 360 days. A loan payment of $712.68 is due on each business day until the loan is paid off. The current balance of the loan is $54,166.41. As of 4/24/2018, this loan has been fully paid. The Company entered into a loan agreement on October 24,2017. The principle amount is $55,000 with an interest rate of 25%. A loan payment of $595.83 is due on each business day until the loan is paid off. The current balance of the loan is $63,482. As of 4/17/2018 this loan was fully paid off.

The Company entered into a loan agreement on August 3, 2017. The principal amount is $100,000 with an interest rate of 25%. A loan payment of $799 is due on each business day until the loan is paid off. The current balance of the loan is $48,262.53. As of 5/2/2018 this loan was fully paid off. The Company entered into a loan agreement on March 28, 2017. The principal amount is $125,000 with an interest rate of 7%. A loan payment of $625 is due on each business day until the loan is paid off. The current balance of the loan is $38,695.21. As of 4/24/2018, this was fully paid odd. The Company has a line of credit with Chase bank. The outstanding balance is 101,961.27 and bears an interest rate of 9.5%. This amount is included in Accounts Payable.

Ownership
Prior to the closing of the Offering, 100% of the Company's membership interests are owned by Holdings, 96% of the outstanding stock of which is owned by the Founder.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and Class of Securities Held	Percentage Owned Prior to Offering

Black Point Holdings*	Outstanding Membership Interest	100%

*Mark Murrell, the founder of the Company's business, owns 96% of the outstanding stock of Black Point Seafood Holdings, Inc.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Holdings is taxed as an S corporation. In September 2016, primarily for tax reasons, to accommodate an investment, the business was restructured as a limited liability company with Holdings as its sole member and the Founder as its manager. In connection with the restructuring, Holdings contributed all of its assets, including all of its contractual rights, to the Company, in exchange for 100% of the membership interests in the Company.

Following the restructuring, although all of Holdings' contractual rights had been contributed to the Company, vendors and other third parties continued to make payments to Holdings' accounts. Because the Company was a single member limited liability company, for tax purposes, it was disregarded, and only Holdings has filed tax returns. As a result, the Company's consolidated financials set forth herein include all payments made to and by Holdings on behalf of the Company since the restructuring.

Prior to the closing of this Offering, the Company and Holdings are taking steps to ensure that all future payments are properly paid to Company accounts rather than Holdings accounts.

In reviewing the Company's financials, investors should consider that even after the restructuring described above the following payments and deposits earned by the Company were paid or deposited to Holdings' accounts:
- All payments made by third party sellers such as Groupon, Amazon, and Ebay.
- All payments made by the Company's customers to Holdings' American Express merchant account.
- All so-called "remote deposits:" checks deposited into Holdings' bank account.

In addition to payments and deposits made to Holdings accounts that should have been paid or deposited into Company accounts, the following is a list of Company liabilities that were paid by Holdings:
- Loan payments
- Interest payments on loans
- UPS shipping payments
- Product payments to vendors and other third parties
- Contractor payments
- Miscellaneous operational costs

Operations
Since December 31, 2017, the Company has paid off certain high interest debt and taken deliberate actions to reduce expenses in its supply chain and increase its revenue. In the 12 months after receiving funding, the Company intends to return to and grow profitability by continuing to identify measures to reduce expenses in our supply chain and to increase our revenue.

Accounts Payable
Accounts payable comprises of current portions of outstanding debt and a credit card balance. The balance of the credit card is $44,504.40, with an interest rate of 16.74%.

Note Receivable
Note Receivable includes $196,565 due from related party, Mark Murrell and other shareholders. Mark is the founder and owner of 96% of the outstanding stock of Holdings, and Holdings is the sole member of the Company.

Revenue
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Income Taxes

Holdings applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Holdings is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. Holdings sustained net operating losses during fiscal years 2016 and 2017. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements. Net operating losses expire if unused after twenty tax years. Holdings' federal tax filings for 2015, 2016, and 2017 will remain subject to review by the Internal Revenue Service until 2019, 2020, and 2021, respectively.
For the years ended December 31, 2017 and 2016, Black Point Seafood, LLC was a disregarded entity for federal income tax purposes.

The Company is subject to income tax filing requirements in the State of Maine. The Company's tax filings in the State of Maine for 2015, 2016, and 2017 remain subject to review by that State until 2020 and 2021, respectively.

Holdings is subject to the income tax filing requirements in the State of Florida. Holdings' tax filings in the State of Florida for 2015, 2016, and 2017 remain subject to review by that State until 2019, 2020, and 2021, respectively.

Upon the closing of the Offering, as described in "Taxation as a Partnership" above, the Company will be treated as a partnership for federal income tax purposes and in becoming a member of the Company you will agree not to take any action inconsistent with the Company's classification as a partnership for federal income tax purposes. The classification of the Company as a partnership applies only for federal and, as applicable, state and local, income tax purposes, and its characterization as such, solely for tax purposes, does not create or imply a general partnership or mutual agency between the Members for state law or any other purpose.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $93,855.65 in cash on hand as of 7/31/2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $9,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
$250,000 Convertible note	9/30/2016	4(a)(2); 506	Convertible Note	$250,000	Technology projects
$150,000 Convertible Note	4/30/2017	4(a)(2)	Convertible Note	$150,000	General expenses
$200,000 Convertible Note	4/19/2018	4(a)(2)	Convertible Note	$200,000	General expenses
$75,000	7/31/2018	4(a)(2)	Convertible Note	$75,000	General expenses

Convertible Note					

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering as of Closing

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series Seed Preferred Stock Subscription Agreement and the investor proxy agreement (if a Non-Major Purchaser).

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $450,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Series Seed Preferred Stock to accredited investors on substantially same terms as investors in the Regulation Crowdfunding Offering.

However, investors who invest $50,000 or greater in the Regulation D offering will be considered "Major Purchasers," and will be entitled to some additional rights relating to their investment, including:
• greater information and inspection rights
• if there is a next financing, they will receive the more favorable rights, if any, of Major Purchasers in the next financing
• a right of first refusal for the transfer of common stock by a key holder, if the Company does not exercise that right.

Classes of securities of the Company as of Closing

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Company's Amended and Restated Limited Liability Company Agreement (the "LLC Agreement"), which shall become effective only upon the closing of this Offering. Under the LLC Agreement, the Company is authorized to issue three classes or series of Stock to be designated "Common Stock," "Subordinated Stock," and "Series Seed Preferred Stock." The Members holding each of these classes of Stock participate in distributions, and are allocated profits and losses, as set forth in the LLC Agreement, and have the other rights, privileges, preferences and restrictions set forth in the LLC Agreement. The Company is authorized to issue three classes or series of Stock to be designated "Common Stock," "Subordinated Stock," and "Series Seed Preferred Stock." The total number of shares of Stock the Company is authorized to issue is 16,000,000, of which (i) 13,500,000 shares are designated Common Stock (some of which may be issued as Subordinated Stock), 2,500,000 of which are reserved for the conversion of the Series Seed Preferred Stock and (ii) 2,500,000 share are designated Series Seed Preferred Stock. It is not necessary that all authorized shares of Stock be issued or outstanding. The Members holding each of these classes of Stock participate in distributions, and are allocated profits and losses, as set forth herein, and have the other rights, privileges, preferences and restrictions set forth in the LLC Agreement.

Common Stock

Dividend Rights
Holders of Common Stock are entitled to receive dividends *pari passu* with holders of Series Seed Preferred Stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never

declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future, other than quarterly tax distributions.

Voting Rights
Except as provided by law or by the other provisions of LLC Agreement, holders of Common Stock vote together with the holders of Series Seed Preferred Stock as a single class on an as-converted basis, and have full voting rights and powers on all matters submitted to a vote of the Company's members.

Subordinated Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Common Stock will not be entitled to receive distributions until such time as the holders of our Series Seed Preferred Stock have received the greater of the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares.

Rights and Preferences
None

Series Seed Preferred Stock

Dividend Rights
Holders of Series Seed Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future, other than quarterly tax distributions.

Voting Rights
So long as at least 25% of the original number of Series Seed Preferred Stock is outstanding, holders of Series Seed Preferred Stock are entitled to vote on all matters submitted to a vote of the members as a single class with the holders of common stock. Specific matters submitted to a vote of the members require the approval of a majority of the holders of Series Seed Preferred Stock voting as a separate class. These matters include any vote to:

• alter the rights, powers or privileges of the Series Seed Preferred Stock set forth in the LLC Agreement, as then in effect, in a way that adversely affects the Series Seed Preferred Stock;
• increase or decrease the authorized number of shares of any class or series of capital stock;
• authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the LLC Agreement, as then in effect, that are senior to or on a parity with any series of preferred stock;
• redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
• declare or make a distribution to holders of preferred stock or common stock other than tax distributions;
• increase or decrease the number of directors;
• liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Series Seed Preferred Stock.

The Series Seed Preferred holders, together with holders of common stock, may designate one person to serve on the Company's board of directors who is not (i) an employee or a holder of common stock of the Company, (ii) a family member or personal friend of an employee or a holder of common stock of the Company, or (iii) an employee of a person controlled by an employee or a holder of common stock of the Company, as described in the LLC Agreement.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Series Seed Preferred Stock will be entitled to receive the greater of the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Seed Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights
The Series Seed Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Series Seed Preferred Stock Subscription Agreement

Under the Series Seed Preferred Stock Subscription Agreement (the "Subscription Agreement"), investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Subscription Agreement, as summarized below. If in the next financing the Company undertakes to provide for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series Seed Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the Subscription Agreement relating to this Offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the Major Purchaser concept is used in such financing). If there is right a first refusal for the transfer of Common Stock by a key holder, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock.

Holders of Series Seed Preferred Stock are subject to a drag-along provision as set forth in the Subscription Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

All Non-Major Purchasers of Series Seed Preferred Stock will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series Seed Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

Subordinated Stock

The Company is authorized to issue Subordinated Stock to directors, employees, consultants or other service providers of the Company (collectively, "Service Providers"). The Board of Directors is authorized to adopt a written plan pursuant to which all Subordinated Stock will be granted in compliance with Rule 701 of the Securities Act or another applicable exemption. Unless otherwise set forth in an award agreement between a Service Provider and the Company, with the exception of liquidation preference described above granted to holders of Series Seed Preferred Stock, whenever rights are granted to holders of Common Stock, those rights are deemed to include the holders of Subordinated Stock.

In each award agreement that the Company enters into with a Service Provider for the issuance of shares of Subordinated Stock, the Board of Directors will include an appropriate Subordinated Stock Liquidation Hurdle for the shares of Subordinated Stock. The "Subordinated Stock Liquidation Hurdle" means an amount set forth in each award agreement reflecting the amount per share of Common Stock that would be distributed to the holders of Common Stock if, immediately prior to the issuance of the relevant new shares of Subordinated Stock, the Company sold all of its assets for their fair market value and immediately liquidated, the Company's debts and liabilities were satisfied and the proceeds of the liquidation were distributed in liquidation. A Holder of Subordinated Stock will have no right to liquidation distributions until an amount equal to the Subordinated Stock Liquidation Hurdle has been distributed to all other holders at the time of any such distribution.

Each share of Subordinated Stock will constitute a "profits interest" in the Company within the meaning of Rev. Proc. 93-27, and all shares of Subordinated Stock received by a Service Provider will be granted in exchange for the provision of services by the Service Provider to or for the benefit of the Company in a Service Provider capacity or in anticipation of becoming a Service Provider. The Company and each Service Provider who receives Subordinated Stock will agree to comply with the provisions of Rev. Proc. 2001-43, and neither the Company nor any Service Provider who receives Subordinated Stock may perform any act or take any position inconsistent with the application of Rev. Proc. 2001-43 or any future Internal Revenue Service guidance or other governmental authority that supplements or supersedes the foregoing Revenue Procedures.

Capitalization as of the Closing

The authorized capital of the Company, as of the Initial Closing for which $1,000,000 is subscribed (a "Fully-Subscribed Offer"), will consist of:

(a)   13,500,000 shares of Common Stock, 7,897,032 shares of which will be issued and outstanding and held by Holdings;

(b)   1,500,000 shares of Subordinated Stock, none of which will be issued and outstanding immediately prior to any Fully-Subscribed Offering; the Company has reserved 1,102,968 shares of such authorized shares of Subordinated Stock for issuance to the Company's officers, directors, employees and consultants pursuant to arrangements, contracts or plans approved by the Company's Board of Directors;

(c)   2,500,000 Series Seed Preferred Stock, approximately 2,029,688 of which will issued and outstanding in the event of Fully-Subscribed Offering, including 1,242,188 of which that will be issued to the holders of the Convertible Promissory Notes described above in connection with the conversion of the principal balance of such notes and certain of the interest accrued thereon.

What it means to be a minority holder
As an investor in Series Seed Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution
Even once the Series Seed Preferred Stock convert into common equity securities, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

Introduction

The following is a discussion of certain material aspects of the U.S. federal income taxation of the Company and its members that should be considered by a potential purchaser of Series Seed Preferred Stock. A complete discussion of all tax aspects of an investment in the Company is beyond the scope of this Form C. The following discussion is only intended to identify and discuss certain salient issues. In view of the complexities of U.S. federal and other income tax laws applicable to limited liability companies, partnerships and securities transactions, a prospective investor is urged to consult with and rely solely upon his tax advisors to understand fully the federal, state, local and foreign tax consequences to that investor of such an investment based on that investor's particular facts and circumstances.

This discussion assumes a closing of the Offering and that a holder holds his or its Series Seed Preferred Stock as capital assets with the meaning of the Code. This discussion does not address all aspects of U.S. federal taxation that may be relevant to a particular holder in light of the holder's individual investment or tax circumstances. In addition, this discussion does not address (i) state, local or non-U.S. tax consequences, (ii) any withholding taxes that may be required to be withheld by the Company with respect to any holder of Series Seed Preferred Stock or (iii) the special tax rules that may apply to certain holders, including, without limitation:

- insurance companies;
- tax-exempt organizations (except to the limited extent discussed in "Unrelated Business Taxable Income for Tax-Exempt Members" below);
- financial institutions or broker-dealers;
- Non-U.S. holders (as defined below);
- U.S. expatriates;
- subchapter S corporations;
- U.S. holders whose functional currency is not the U.S. dollar;
- regulated investment companies and REITs;
- trusts and estates;
- persons subject to the alternative minimum tax provisions of the Code; and
- persons holding Series Seed Preferred Stock through a partnership or similar pass-through entity.

This discussion is based on current provisions of the Code, final, temporary and proposed U.S. Treasury Regulations, judicial opinions, and published positions of the IRS, all in effect as of the date hereof and all of which are subject to differing interpretation or changes, possibly with retroactive effect. The Manager has not sought, and will not seek, any ruling from the IRS or any opinion of counsel with respect to the tax consequences discussed herein, and there can be no assurance the IRS will not take a position contrary to the tax consequences discussed herein or that any position taken by the IRS would not be sustained.

As used in this discussion, the term "U.S. holder" means a person that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the U.S., (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the U.S. or under the laws of the U.S., any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (a) a court within the U.S. is able to exercise primary supervision over the administration of the trust, or (b) it has in effect a valid election to be treated as a U.S. holder. As used in this discussion, the term "non-U.S. holder" means a beneficial owner of Series Seed Preferred Stock (other than a partnership or other entity treated as a partnership or as a disregarded entity for U.S. federal income tax purposes) that is a not a U.S. holder.

The tax treatment of a partnership and each partner thereof will generally depend upon the status and activities of the partnership and such partner. A holder of Series Seed Preferred Stock that is treated as a partnership for U.S. federal income tax purposes should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners.

This discussion is only a summary of material U.S. federal income tax consequences of the Offering. Each prospective Purchaser urged to consult with his or its own tax advisors with respect to the particular tax consequences to him or it of the Offering, including the effect of any federal tax laws other than income tax

laws, any state, local, or non-U.S. tax laws and any applicable tax treaty. The summary of certain income tax considerations applicable to the Company and its members is considered to be a correct interpretation of existing laws and regulations in force on the date of this Form C. No assurance can be given that changes in

existing laws or regulations will not occur after the date of this Form C or that such guidance or interpretation will not be applied retroactively.

Classification as a Partnership

Under the Code and Treasury Regulations promulgated thereunder (the "Regulations"), as in effect on the date of this Form C, including the "check the box" entity classification Regulations, a U.S. entity with more than one member that is not automatically classified as a corporation under the Regulations is treated as a partnership for tax purposes, subject to the possible application of the publicly traded partnership rules discussed below. Accordingly, the Company should be treated as a partnership for tax purposes, unless it files a "check the box" election to be treated as a corporation for tax purposes. The Company does not intend to file a "check the box" election to treat the Company as a corporation for tax purposes. Thus, so long as the Company complies with the LLC Agreement, the Company should be treated as a partnership for tax purposes, subject to the special rules for certain publicly traded partnerships described below. If it were determined that the Company should be classified as an association taxable a a corporation (as a result of changed interpretations or administrative positions by the IRS or otherwise), the taxable income of the Company would be subject to corporate income taxation when recognized by the Company, and distributions from the Company to its members would be treated as dividend income when received by the members to the extent of the current accumulated earnings and profits of the Company.

Even with the "check the box" Regulations, certain limited liability companies may be taxable as corporations for U.S. federal income tax purposes under the publicly traded partnership ("PTP") rules set forth in the Code and the Regulations.

Code section 7704 treats publicly traded partnerships that engage in active business activities as corporations for federal income tax purposes. Publicly traded partnerships include those whose interests (a) are traded on an established securities market (including the over-the-counter market), or (b) are readily tradable on a secondary market or the substantial equivalent thereof. The Manager believes that interests in the Company will not be traded on an established securities market. The Manager also believes that interests in the Company probably should not be deemed to be readily tradable on a secondary market or the substantial equivalent thereof. However, there can be no assurance that the Internal Revenue Service (the "IRS") would not successfully challenge these positions.

Code section 7704(c) provides an exception from the treatment as a PTP for partnerships 90% or more of the income of which is certain passive-type income, including interest, dividend and capital gain income from the disposition of property held to produce dividend or interest income. The Company does not expect to meet this test.

Even if the Company has 10% or more of its income in a year from income that does not qualify as passive-type income, the Company may not be treated as a PTP under Code section 7704 by virtue of certain safe harbors from such treatment provided in the Regulations. The failure to meet the safe-harbor requirements does not necessarily result in the Company being classified as a PTP. One safe-harbor rule provides that interests in a partnership will not be considered readily tradable on a secondary market or the substantial equivalent thereof if (a) all interests in the partnership were issued in a transaction (or transactions) that was not registered under the Securities Act and (b) the partnership does not have more than 100 partners at any time during the taxable year of the partnership. The Series Seed Preferred Stock will not be registered under the Securities Act. Generally, an entity that owns Series Seed Preferred Stock is treated as only 1 partner in determining whether there are 100 or more partners. However, all of the owners of an entity that is a pass-through vehicle for tax purposes and that invests in a partnership are counted as partners if substantially all of such entity's value is attributable to its interest in the partnership, and a principal purpose of the tiered structure is to avoid the 100-partner limitation. The Company may not comply with the safe-harbor if the Company admits more than 100 Members.

Even if the Company exceeds 100 Members and thus does not qualify for this safe-harbor, the LLC Agreement contains provisions restricting transfers and withdrawals of Series Seed Preferred Stock and Common Stock that may cause the Series Seed Preferred Stock or Common Stock to be treated as not being tradable on the substantial equivalent of a secondary market.

Taxation of Operations

Assuming the Company is classified as a partnership and not an association taxable as a corporation, the Company is not itself subject to U.S. federal income tax but will file an annual information return with the IRS. Each member (holder of Series Seed Preferred Stock) is required to report separately on his income tax return his distributive share of the Company's net long-term and short-term capital gain or losses, ordinary income, deductions and credits. The

Company may produce short-term and long-term capital gains (or losses), as well as ordinary income (or loss). The Company will send annually to each holder of Series Seed Preferred Stock a form showing his distributive share of the Company's items of income, gains, losses, deductions, and credits.

Each holder of Series Seed Preferred Stock or Common Stock will be subject to tax, and liable for such tax, on his distributive share of the Company's taxable income and loss regardless of whether the Member has received or will receive any distribution of cash from the Company. Thus, in any particular year, a Member's distributive share of taxable income from the Company (and, possibly, the taxes imposed on that income) could exceed the amount of cash, if any, such holder receives or is entitled to withdraw from the Company.

Under Section 704 of the Code, the holder's distributive share of any item of income, gain, loss, deduction or credit is governed by the LLC Agreement unless the allocations provided by the LLC Agreement do not have "substantial economic effect." The Regulations promulgated under Section 704(b) of the Code provide certain "safe harbors" with respect to allocations which, under the Regulations, will be deemed to have substantial economic effect. The validity of an allocation which does not satisfy any of the "safe harbors" of these Regulations is determined by taking into account all facts and circumstances relating to the economic arrangements among the holders. While no assurance can be given, the Manager believes that the allocations provided by the LLC Agreement should have substantial economic effect. However, if it were determined by the IRS or otherwise that the allocations provided in the LLC Agreement with respect to a particular item do not have substantial economic effect, each holder's distributive share of that item would be determined for tax purposes in accordance with the holder's interest in the Company, taking into account all facts and circumstances.

Distributions of cash and/or marketable securities which effect a return of a holder's capital contribution (i.e., his investment in the Company) or which are distributions of previously taxed income or gain, to the extent they do not exceed a holder's basis in his interest in the Company, should not result in taxable income to that holder, but will reduce the holder's tax basis in his Series Seed Preferred Stock or Common Stock by the amount distributed or withdrawn. Cash distributed to a holder in excess of the basis in his Series Seed Preferred Stock or Common Stock is generally taxable either as a capital gain, or ordinary income, depending on the circumstances. A distribution of property other than cash generally will not result in taxable income or loss to the holder to whom it is distributed.

Information will be provided to holders so that they can report their income from the Company.

Taxation of Interests – Deductions of Losses; Limitations on Losses and Deductions

Deduction of Losses. Each holder of Series Seed Preferred Stock may deduct his allocable share of the Company's losses, if any, subject to the basis limitations of Code section 704(d), the "at risk" rules of Code section 465, and the "passive activity loss" rules of Code section 469. Unused losses generally may be carried forward indefinitely. The use of tax losses generated by the Company against other income may not provide a material benefit to holders who do not have taxable passive income from other passive activities.

20% Deduction of Pass-Through Entities. Assuming the Company is classified as a partnership for Federal income tax purposes, holders of Series Seed Preferred Stock might be entitled to deduct up to 20% of the amount of taxable income and gains allocated to them by the Company. Holders should consult with their personal tax advisors concerning the availability of this deduction in their personal tax circumstances.

Limitation of Losses to Amount at Risk. In the case of certain taxpayers, Code section 465 limits the deductibility of losses from certain activities to the amount the taxpayer has "at risk" in the activities. A holder of Series Seed Preferred Stock subject to these rules will not be permitted to deduct his allocable share of the Company's losses to the extent the losses exceed the amount such holder is considered to have at risk in the Company. If a holder's at-risk amount should fall below zero, he would generally be required to "recapture" such amount by reporting additional income. A holder generally will be considered at risk to the extent of his cash contribution (i.e., the purchase price for Series Seed Preferred Stock), his basis in other contributed property, and his personal liability for repayments of borrowed amounts. The Investor's amount at risk will generally be increased by further contributions and his allocable share of the Company's income, and decreased by distributions he receives and his allocable share of the Company's losses. With respect to amounts borrowed for investment in the Company, a holder will not be considered to be at risk even if he is personally liable for repayment if the borrowing was from a person who has certain interests in the Company other than an interest as a creditor. In all events, a holder will not be treated as at risk to the extent his investment is protected against loss through guarantees, stop-loss agreements or other similar arrangements.

<u>Limitation on Losses from Passive Activities</u>. In the case of certain taxpayers, Code section 469 generally provides for a disallowance of any loss attributable to "passive activities" to the extent the aggregate losses from all such passive activities exceed the aggregate income of the taxpayer from such passive activities. Losses that are disallowed under these rules for a given tax year may be carried forward to future years to be offset against passive activity income in such future years. Furthermore, upon the disposition of a taxpayer's entire interest in any passive activity, if all gain or loss realized on such disposition is recognized, and such disposition is not to a related party, any loss from such activity that was not previously allowed as a deduction and any loss from the activity for the current year is allowable as a deduction in such year, first against income or gain from the passive activity for the taxable year of disposition, including any gain recognized on the disposition, next against net income or gain for the taxable year from all passive activities and, finally, against any other income or gain.

The Company will be treated as a passive activity to holders of Series Seed Preferred Stock and Common Stock. Hence, holders generally will not be permitted to deduct their losses from the Company except to the extent they have income from other passive activities. Similarly, tax credits arising from passive activity will be available only to offset tax from passive activity. However, all such losses, to the extent previously disallowed, will generally be deductible in the year a holder disposes of his shares of Series Seed Preferred Stock in a taxable transaction.

<u>Limitation on Capital Losses</u>

A holder of Series Seed Preferred Stock who is an individual may deduct only $3,000 of net capital losses every year (that is, capital losses that exceed capital gains). Net capital losses in excess of $3,000 per year may generally be carried forward indefinitely.

<u>Limitation on Investment Interest</u>

Interest that is characterized as "investment interest" generally may be deducted only against investment income. Investment interest would include, for example, interest paid by a holder on a loan that was incurred to purchase Series Seed Preferred Stock and interest paid by the Company to finance investments, while investment income would include dividends and interest but would not generally include long term capital gain. Thus, it is possible that a holder would not be entitled to deduct all of his investment interest. Any investment interest that could not be deducted may generally be carried forward indefinitely.

<u>Treatment of Liabilities</u>

When the Company borrows money or otherwise incurs indebtedness, the amount of the liability will be allocated among all of the holders in the manner prescribed by the Regulations. In general (but not for purposes of the "at risk" rules) each holder will be treated as having contributed cash to the Company equal to his allocable share of all such liabilities. Conversely, when a holder's share of liabilities is decreased (for example, if the Company repays loans or a holder disposes of his shares of Series Seed Preferred Stock) then the holder will be treated as having received a distribution of cash equal to the amount of such decrease.

<u>Sale or Exchange of Series Seed Preferred Stock</u>

In general, the sale of shares of Series Seed Preferred Stock by a holder will be treated as a sale of a capital asset. The amount of gain from such a sale generally will be equal to the difference between the selling price and the holder's basis. Such gain will generally be eligible for favorable long-term capital gain treatment if the shares have been held for at least 12 months. However, to the extent any of the sale proceeds are attributable to substantially appreciated inventory items or unrealized receivables, as defined in Code section 751, the holder will recognize ordinary income.

If, as a result of a sale of shares of Series Seed Preferred Stock, a holder's share of liabilities is reduced, such holder could recognize a tax liability greater than the amount of cash received in the sale.

Code Section 6050K requires any holder who transfers shares of Series Seed Preferred Stock at a time when the Company has unrealized receivables or substantially appreciated inventory items to report such transfer to the Company. For these purposes, "unrealized receivables" includes depreciation subject to "recapture" under Code section 1245 or Code section 1250. If so notified, the Company must report the identity of the transferor and transferee to the IRS, together with other information described in the Regulations. Failure by a holder to report a transfer covered by this provision may result in penalties.

A gift of shares of Series Seed Preferred Stock will be taxable if the donor-holder's share of liabilities is greater than his adjusted basis in the gifted shares. The gift could also give rise to Federal gift tax liability. If the gift is made as a charitable contribution, the donor-holder is likely to realize gain greater than would be realized with respect to a non-charitable gift, since in general the holder will not be able to offset the entire amount of his adjusted basis in the donated shares against the amount considered to be realized as a result of the gift (i.e., the Company's debt).

Transfer of shares of Series Seed Preferred Stock by reason of death would not in general be a taxable event, although it is possible that the IRS would treat such a transfer as taxable where the deceased holder's share of liabilities exceeds his pre-death basis in his shares. The decease holder's transferee will get a basis in the shares equal to their fair market value at death (or, in certain circumstances, on the date six (6) months after death), increased by the transferee's share of liabilities. For this purpose, the fair market value will not include the decedent's share of Company taxable income to the extent attributable to the pre-death portion of the taxable year.

Treatment of Distributions

Upon the receipt of any distribution or cash or other property, including a distribution in liquidation of the Company, a holder of shares of Series Seed Preferred Stock generally will recognize income only to the extent that the amount of cash and marketable securities he receives exceeds his basis in the shares. Any such gain generally will be considered as gain from the sale of such shares.

Alternative Minimum Tax

The Code imposes an alternative minimum tax on individuals and corporations. Certain items of the Company's income and loss may be required to be taken into account in determining the alternative minimum tax liability of the holders of Series Seed Preferred Stock.

Taxable Year

The Company will report its income and losses using the calendar year. In general, each holder will report
His share of income and losses for the taxable year of such holder that includes December 31st; i.e., the calendar year for individuals and other holders using the calendar year.

Section 754 Election
The Company may, but is not required to, make an election under Code section 754 on the sale of shares of Series Seed Preferred Stock or the death of a holder. The result of such an election is to increase or decrease the tax basis of the Company's assets for purposes of allocations made to the buyer or beneficiary that would, in turn, affect depreciation deductions and gain or loss on sale, among other items.

Unrelated Business Taxable Income for Tax-Exempt Investors

A church, charity, pension fund, or other entity that is otherwise exempt from Federal income tax, including without limitation Individual Retirement Accounts (IRAs) must nevertheless pay tax on "unrelated business taxable income." In general, interest and gains from the sale of property (other than inventory) are not treated as unrelated business taxable income. However, interest and gains from property that was acquired in whole or in part with the proceeds of indebtedness may be treated as unrelated business taxable income. Because the Company may borrow additional funds in the future, some of the income of the Company could be subject to tax in the hands of tax-exempt entities.

Tax Returns and Tax Information; Audits; Penalties; Interest

The Company will furnish each holder of Series Seed Preferred Stock with the information needed to be included in his or its Federal income tax returns. Each holder will be personally responsible for preparing and filing all personal tax returns that may be required as a result of his or its purchase (or ownership) of Series Seed Preferred Stock. The Company's tax returns will be prepared by accountants selected by the Company.

If the Company's tax returns are audited, it is possible that substantial legal and accounting fees will have to be paid to substantiate the Company's reporting position on its returns and such fees would reduce the cash otherwise distributable to holders of Series Seed Preferred Stock. Such an audit may also result in adjustments to the Company's tax returns, which adjustments, in turn, would require an adjustment to each holder's personal tax return. An audit of the Company's tax returns may also result in an audit of non-Company items on each holder's personal tax returns, which could result in adjustments to such items. The Company is not obligated to contest adjustments proposed by the IRS.

Each holder must either report Company items on his or its tax return consistent with the treatment on the Company's information return or file a statement with his or its tax return identifying and explaining the inconsistency. Otherwise the IRS may treat such inconsistency as a computational error and re-compute and assess the tax without the usual procedural protections applicable to Federal income tax deficiency proceedings.

The Manager will be treated as the "tax matters partner" of the Company and will generally control all proceedings with the IRS.

The Code imposes interest and a variety of potential penalties on underpayments of tax.

Other Tax Consequences
The foregoing discussion addresses only selected issues involving Federal income taxes, and does not address the impact of other taxes on an investment in the Company, including Federal estate, gift, or generation-skipping taxes, or State and local income or inheritance taxes. You should consult your own tax advisor with respect to such matters.

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent
We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them or you may be prohibited by the Company from transferring the Securities pursuant to the LLC Agreement if the Company is of the opinion that such transfer would (i) have any adverse impact on the Company's compliance with federal or state securities laws; (ii) result in the Company being classified other than as a partnership for federal income tax purposes, or have other material adverse tax consequences; (iii) result in the termination of the Company pursuant to Section 708 of the Internal Revenue Code of 1986, as amended (the "Code"); (iv) result in a breach of any agreement that binds the Company; or (v) be to a minor or other Person lacking the capacity to contract.

Other Material Terms
The Company does not have the right to repurchase the Series Seed Preferred Stock, without the written consent or affirmative vote of the holders of a majority of the outstanding shares of Series Seed Preferred Stock (voting as a single class on an as-converted basis).

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Note Receivable includes $196,565 due from related party, Mark Murrell and other shareholders. Mark is the founder and owner of Holdings, and Holdings is the sole member of the Company.

The following payments and deposits earned by the Black Point Seafood, LLC (the "Company") were paid or deposited to Black Point Seafood Holdings, Inc ("Holdings"), the sole member of the Company. Since Holdings contributed all of its assets, including all of its contractual rights, to the Company on September 2, 2016, the below payments and deposits were included in Exhibit B (Reviewed Financial Statements).

- All payments made by third party sellers such as Groupon, Amazon, and Ebay.
- All payments made by the Company's customers to Holdings' American Express merchant account.
- All so-called "remote deposits:" checks deposited into Holdings' bank account.

In addition to payments and deposits made to Holdings accounts that should have been paid or deposited into Company accounts, the following is a list of Company liabilities that were paid by Holdings:

- Loan payments
- Interest payments on loans
- UPS shipping payments
- Product payments to vendors and other third parties
- Contractor payments
- Miscellaneous operational costs

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not applicable..

OTHER INFORMATION

Bad Actor Disclosure

None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Series Seed Preferred Stock. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
● If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
● If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Mark Murrell
_____
(Signature)

Mark Murrell
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Mark Murrell
_____
(Signature)

Mark Murrell
_____
(Name)

CEO
_____
(Title)

August 20, 2018
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

BLACK POINT SEAFOOD, LLC

Reviewed Consolidated Financial Statements For The Years Ended December 31, 2017 and 2016

August 7, 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Black Point Seafood, LLC
Portland, ME

We have reviewed the accompanying consolidated financial statements of Black Point Seafood, LLC (a limited liability company), which comprise the consolidated balance sheet as of December 31, 2017 and 2016, and the related consolidated statements of income and retained earnings and cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
August 7, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

BLACK POINT SEAFOOD, LLC
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2017 AND 2016

_____

	2017	2016
ASSETS		
CURRENT ASSETS		
Cash	$ 161,446	$ 362,688
Accounts Receivable	136,500	133,659
Inventory	22,029	43,821
Pre-Paid Memberships	-	16,667
TOTAL CURRENT ASSETS	319,975	556,836
NON-CURRENT ASSETS		
Notes Receivable	196,565	78,403
Customer List	-	50,000
Property & Equipment	93,534	93,534
Accumullated Depreciation/Amortization	(49,629)	(79,271)
TOTAL NON-CURRENT ASSETS	240,469	142,666
TOTAL ASSETS	560,444	699,501
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	922,352	775,498
Unearned Revenue	37,777	72,830
TOTAL CURRENT LIABILITIES	960,129	848,328
NON-CURRENT LIABILITIES		
Notes Payable	400,000	274,933
TOTAL NON-CURRENT LIABILITIES	400,000	274,933
TOTAL LIABILITIES	1,360,129	1,123,261
MEMBER'S EQUITY		
Common Stock (100 Shares Authorized,	100	100
96 issued and outstanding, $1.00 par value)		
Retained Earnings	(759,766)	(383,840)
Treasury Stock	(40,019)	(40,019)
TOTAL MEMBERS' EQUITY	(799,685)	(423,759)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 560,444	$ 699,501

BLACK POINT SEAFOOD, LLC
CONSOLIDATED INCOME STATEMENT
FOR THE YEARS ENDED THROUGH DECEMBER 31, 2017 AND 2016
_____

	2017	2016
Operating Income		
Sales, Net	$ 3,389,962	$ 3,143,141
Cost of Goods Sold	(2,599,456)	(2,283,720)
Gross Profit	790,507	859,421
Operating Expense		
Legal & Professional	404,333	$ 341,548
Selling & Marketing	243,215	314,913
General & Adminstrative	157,919	207,652
Research & Development	65,485	529
Rent	44,300	17,979
Amortization	11,110	16,667
Payroll	8,780	-
Depreciation	9,248	13,121
	944,390	912,409
Net Income from Operations	(153,884)	(52,987)
Other Income (Expense)		
Interest Expense	(213,752)	(93,288)
Other Income	482	2,524
Net Income	$ (367,154)	$ (143,751)

BLACK POINT SEAFOOD, LLC
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED THROUGH DECEMBER 31, 2017 AND 2016
_____

	2017	2016
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (367,154)	$ (143,751)
Change in Accounts Payable	146,854	64,584
Change in Accounts Receivable	(2,841)	24,519
Change in Inventory	21,792	(28,802)
Change in Pre-Paid Memberships	16,667	(16,667)
Amortization	11,110	16,667
Depreciation	9,248	13,121
Change in Unearned Revenue	(35,053)	62,149
Net Cash Flows From Operating Activities	(199,377)	(8,179)
Cash Flows From Investing Activities		
Purchase of Equipment	-	(5,479)
Net Cash Flows From Investing Activities	-	(5,479)
Cash Flows From Financing Activities		
Change in Notes Payable	125,067	63,768
Change in Retained Earnings	(8,771)	(160,816)
Change in Treasury Stock	-	(40,039)
Change in Note Receivable	(118,161)	78,403
Net Cash Flows From Investing Activities	(1,866)	(58,683)
Cash at Beginning of Period	362,688	435,029
Net Increase (Decrease) In Cash	(201,243)	(72,341)
Cash at End of Period	$ 161,446	$ 362,688

BLACK POINT SEAFOOD, LLC
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEARS ENDED THROUGH DECEMBER 31, 2017 AND 2016
_____

	2017	2016
Starting Equity	$ (423,759)	$ (239,989)
Purchase of Treasury Stock	-	(40,019)
Non-Cash Adjustment to Retained Earnings	(8,772)	-
Net Income (Loss)	(367,154)	(143,751)
Ending Equity	$ (799,685)	$ (423,759)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Black Point Seafood, LLC ("the Company") is a limited liability company organized under the laws of the State of Maine. The Company is an online food retailer for fresh lobster, beef products, and other gourmet dishes. These consolidated financial statements include the accounts of Holdings and the Company.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company recorded net operating losses of $367,154 and $143,751 in 2017 and 2016, respectively.

The following describes management's plans that alleviated substantial doubt about the Company's ability to continue as a going concern. The Company will conduct an equity crowdfund offering during fiscal year 2018. The Company paid off certain high interest debt during 2018, and took other deliberate actions to reduce expenses in its supply chain and to increase revenue. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Basis of Consolidation

The accompanying consolidated financial statements include the accounts of Black Point Seafood Holdings, Inc., after eliminating all intercompany transactions. As of December 31, 2017, the Company is a wholly owned subsidiary of Black Point Seafood Holdings, Inc. ("Holdings"), a corporation formed under the laws of the State of Florida. Though the Company and Holdings are legally separate entities, they operate as a single economic unit under common management and control.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Inventory

The Company keeps a limited inventory on hand and is valued on the cost basis.

Rent

The Company entered into a rental agreement on October 1, 2016 for its office located in Portland, Maine. The agreement is for 24 months with a monthly payment of $750 and security deposit of $1,000. The total annual amount owed in 2018 is $7,500.

The Company has a lease for office space in Chicago, Illinois. The monthly payment amounts to $1750 a month and will end on April 1st, 2018. The total annual amount owed in 2018 is $7,000.

Note Receivable

Note Receivable includes $196,565 due from related party, Mark Murrell and other shareholders. Mark is the founder and owner of Holdings, and Holdings is the sole member of the Company.

Lease

The Company currently leases a Chevrolet Silverado. The lease started on November 17, 2017 for a term of 36 months. The monthly payment amounts to $668.42. The total annual payment amounts in future periods are as follows:
- 2018: $8,021.04
- 2019: $8,021.04
- 2020: $7,352.62

Accounts Payable

Accounts payable comprises of current portions of outstanding debt and a credit card balance. The balance of the credit card is $44,504.40, with an interest rate of 16.74%.

Property & Equipment

Property & Equipment comprises of furniture, computers, and a truck. These items are depreciated on a double-declining basis over management's estimate of the assets useful life.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

Holdings applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Holdings is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. Holdings sustained net operating losses during fiscal years 2016 and 2017. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements. Net operating losses expire if unused after twenty tax years. Holdings' federal tax filings for 2015, 2016, and 2017 will remain subject to review by the Internal Revenue Service until 2019, 2020, and 2021, respectively.

For the years ended December 31, 2017 and 2016, Black Point Seafood, LLC was a disregarded entity for federal income tax purposes.

The Company is subject to income tax filing requirements in the State of Maine. The Company's tax filings in the State of Maine for 2015, 2016, and 2017 remain subject to review by that State until 2019, 2021, and 2021, respectively.

Holdings is subject to the income tax filing requirements in the State of Florida. Holdings' tax filings in the State of Florida for 2015, 2016, and 2017 remain subject to review by that State until 2019, 2020, and 2021, respectively.

NOTE D- DEBT

The Company issued a convertible promissory note with a face value of $250,000 that has a maturity date of September 30, 2018. The note bears interest at 7.5% per annum. If the Company pursues equity financing in which it sells membership units with an aggregate sales price over $500,000 ("Qualified Financing"), including any and all other convertible bridge notes which are converted into Units, and with the principal purpose of raising capital, then the Investor may elect to convert the Note into Units of the same class as those issued to the investors in the Qualified Financing of the Company at the same price as those issued in the Qualified Financing multiplied by .85 (a 15% discount rate), provided however, for purposes of the conversion of this Note the valuation of the Borrower at the time of such Qualified Financing shall be the lower of the reinvestment value negotiated by the Qualified Financing investors or Five Million Dollars ($5,000,000.00). If the Payee does not make a timely election,

7

the Note shall automatically convert into common Class A Units of the Company at the valuation established by the Qualified Financing subject to the price discount. If, prior to the Maturity Date, all or substantially all of the assets of the Company are sold in one transaction or a series of transactions, or the Company merges or consolidates with and into another entity entity), or the Company closes on a firm commitment for an underwritten public offering of the Company's Units as registered under the Securities Act (collectively a "Liquidity Event"), then, the Investor may elect to convert the outstanding principal amount of this Note plus all accrued interest due thereunder into common Class A Units in the Company so as to participate in the closing of such Liquidity Event transactions a member of the Company (a "Liquidity Event Conversion"). For purposes of Liquidity Event Conversion, the pre-conversion value of the Company will be the lower of the Liquidity Event price or Five Million Dollars ($5,000,000.00).

The Company issued a convertible promissory note with a face value of $150,000. The note bears a simple interest rate of 7.5% per annum. The principle amount of this note plus all accrued interest shall be due and payable on September 30, 2018. If the Company pursues equity financing in which it sells membership units with an aggregate sales price over $500,000 ("Qualified Financing"), including any and all other convertible bridge notes which are converted into Units, and with the principal purpose of raising capital, then the Investor may elect to convert the Note into Units of the same class as those issued to the investors in the Qualified Financing of the Company at the same price as those issued in the Qualified Financing multiplied by .85 (a 15% discount rate), provided however, for purposes of the conversion of this Note the valuation of the Borrower at the time of such Qualified Financing shall be the lower of the reinvestment value negotiated by the Qualified Financing investors or Five Million Dollars ($5,000,000.00). If the Payee does not make a timely election, the Note shall automatically convert into common Class A Units of the Company at the valuation established by the Qualified Financing subject to the price discount. If, prior to the Maturity Date, all or substantially all of the assets of the Company are sold in one transaction or a series of transactions, or the Company merges or consolidates with and into another entity entity), or the Company closes on a firm commitment for an underwritten public offering of the Company's Units as registered under the Securities Act (collectively a "Liquidity Event"), then, the Investor may elect to convert the outstanding principal amount of this Note plus all accrued interest due thereunder into common Class A Units in the Company so as to participate in the closing of such Liquidity Event transactions a member of the Company (a "Liquidity Event Conversion"). For purposes of Liquidity Event Conversion, the pre-conversion value of the Company will be the lower of the Liquidity Event price or Five Million Dollars ($5,000,000.00).

The Company currently has a loan for an Audi Allroad. The loan started on October 15, 2014 for a term of 60 months with a monthly payment of $841.08 and an interest rate of 8.09%. The total annual payment amounts in future periods are as follows:

- 2018: $10,092.96
- 2019: $8,410.80

The Company entered into a loan agreement on April 28, 2017. The principle amount is $149,000 with an interest rate of 35.12% and a term of 360 days. A loan payment of $712.68 is due on each business day until the loan is paid off. The current balance of the loan is $54,166.41.

The Company entered into a loan agreement on October 24,2017. The principle amount is $55,000 with an interest rate of 25%. A loan payment of $595.83 is due on each business day until the loan is paid off. The current balance of the loan is $63,482.

The Company entered into a loan agreement on August 3, 2017. The principle amount is $100,000 with an interest rate of 25%. A loan payment of $799 is due on each business day until the loan is paid off. The current balance of the loan is $48,262.53.

The Company entered into a loan agreement on March 28, 2017. The principle amount is $125,000 with an interest rate of 7%. A loan payment of $625 is due on each business day until the loan is paid off. The current balance of the loan is $38,695.21.

The Company has a line of credit with Chase bank. The outstanding balance is $116,978.28 and bears an interest rate of 9.5%. This amount is included in Accounts Payable.

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before August 7, 2018, the date that the financial statements were available to be issued.

EXHIBIT C
PDF of SI Website


GET MAINE LOBSTER

Invest in Get Maine Lobster

Fresh Maine Lobster and Seafood from the Dock 2 Doorstep(TM)

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$1,000	$9,000,000	Preferred Equity
Minimum	Pre-Money valuation	Security Type

INVEST

Time Left 58d : 12h : 48m

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Get Maine Lobster is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Get Maine Lobster without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- Over $6.5M in revenue during 2016 and 2017. Since inception we have served over 250,000 meals served to 100,000+ customers, delivering to all 52 states in the US.
- 30% of people that order from us once, order a second time. Once we get the second sale, 49% order again. YOY we increase our retention rate by 7%.
- 2017 USA Today selection: 50 States: 50 Gifts of Taste. Also seen on: Inc., Chase Bank, ESPN, WSJ, and more.
- Third-party selling program includes Groupon, Living Social, Touch of Modern, Gilt City, Rue La La, and more.

Fundraise Highlights

- Total Round Size: US $1,000,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Preferred Equity
- Pre-Money Valuation: US $9,000,000
- Target Minimum Raise Amount: US $450,000
- Offering Type: Side by Side Offering

PROFILE MENU

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After serving over a quarter of a million meals, we are experts in the highly perishable food business. We are obsessed with delivering our wild-caught experience to every doorstep in America.

In the past year there has been a 30% increase in seafood consumption by millennials and 70% have switched to a healthier diet. According to Technomic Surveys, 71% are more interested in where their foods come from and how it is grown or produced. We're excited to deliver our experience from dock to doorstep as more and more people seek lobster and seafood as their healthy protein of choice.

Our passion is to perfect how people discover, acquire, and experience highly perishable proteins.

Today, there is fear and stigma surrounding the acquisition and preparation of fresh seafood. This is also the case with many other highly sought after proteins and it prevents a large number of people from experiencing tastes and foods that they are not familiar with. We have worked tirelessly to make these proteins not only easier to acquire but more approachable and enjoyable for the whole family.

We are continuously evolving in delivering an exceptional experience from the first "click" to the last dish. Not only do we strive to get our customers the best quality product from the best source, but we have even been known to work directly with our customers to teach them how to best prepare their gourmet proteins.

Recently from Lucy Martinez...

"This company is amazing! The food is fresh, packed very well, and the BEST customer service!"

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GET MAINE
LOBSTER.COM
DOCK 2 DOORSTEP

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Product & Service

Online Direct to Consumer

We bend-over-backwards to deliver an exceptional experience. This process begins with our obsession for providing world class service and ends with curating amazing quality. Along with service and quality, we leverage story and technology to build raving, loyal fans. We have successfully served over 250,000 meals since inception.

We begin with the end in mind. How do we delight our customers' palates and their wallets? As a high volume shipper, we have exclusive discounts, giving us access to highly sought after foods and allowing us to reduce our cost of delivery. By focusing on the desired result of the end consumer, we continue to build a direct-to-consumer sales engine that yields high sales velocity and loyalty.

Seafood Experience as a Service

PROFILE MENU

A consistent pain point for Grocery stores is *shrink*. Shrink is the product you end up throwing away when it fails to be sold. We've built and continue to improve online capabilities for grocery stores to sell seafood products online without ever handling the product. Because of non-disclosure agreements, we are not able to disclose those we currently serve (and are building), however, our latest project is Albertsons OWN brand, which is due to launch this year.

Highlights
Overview
Product & Service
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Q&A with Founder
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Investor Perks
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Target Customer

As an online marketplace, our services are available to every doorstep in the USA (and beyond, we have shipped to Mexico and Purto Rico). Our largest segment is 55+ affluent females, and California is our largest geo-market. Florida, New York, Texas, and Illinois are close behind. Our customers tend to value travel, family, and are foodies that have an affinity for finer foods.

Corporate Gifting & Gift Cards

In late 2016, we designed a unique, fully-custom, and simple gift redemption experience for corporations.

The $22B corporate gifting industry is ripe for disruption, and our rapid flexibility and unique product has landed us with top global brands, like NY Life. We're excited to continuously evolve our corporate giving offerings, not only our product line, from a platform standpoint as well.

Competitive Edge

GetMaineLobster.com ships a high volume of orders annually. This gives us highly competitive shipping rates, giving us an advantage over our competitors. Accordingly, we operate virtually, alleviating us from the burden of certain operational overhead and allowing us to focus more on designing irresistible customer experiences.

We have an extensive 3rd party selling program and have designed a seamless process, allowing us to throttle sales via others efforts. These sellers include, but are not limited by; Groupon, Livings Social, Amazon, Ebay, Touch of Modern, Gilt City, and Rue Lala.

Power lead nurturing program: 83% of organic subscribers became customers. 30% of customers ordered a second time. From there, 49% have ordered again.

Finally, we have a higher Facebook rating than those we see as our main competitors. Our obsession with delivering unforgettable experiences fuels our word-of-mouth growth. According to Nielsen, 92% of consumers believe recommendations from friends and family over all forms of advertising.

What we are most proud of...

When Mainer's need lobster delivered outside of Maine, they call me. From sending lobsters to their friends, to sending lobsters to Martha Stewart's studio, to a meeting of the Mayors along the US and Canadian border... they rely on us.

In 2010, we came on the scene and immediately put a dent in the market. We focused on the net experience of the customer, had a strong sense of the economics of the experience, and constantly iterated to be the most competitive, trusted, and fun service provider in the market.

Testimonials

"Mark is The Man!--Great place, and service. They go above and beyond to help you out. Highly recommend!" -- Wayne, Georgia

"Best seafood I've had. Service was great even in Florida. Love Murrell's..GML" -- Lynne, Maine

"Wow! The lobster rolls were a MAJOR hit at our 4th of July party of 16 people! The lobster meat was super fresh, unbelievably tasty, incredibly easy to put together and delivered exactly when they said it would be. We got compliment after compliment from all our friends (and, as the host, I got to sneak in 2 rolls for myself). There is no doubt we will be ordering from Get Maine Lobster again in the future, and can't thank you enough for making our party such a tremendous success!" -- Lisa, Georgia

"First time ordering and it will not be the last! My husband throughly enjoyed his fathers day dinner. Lobster tails (8-10oz) were gorgeous! Tasted as good as when we were in Maine eating them right out of the ocean." -- Joan, Michigan

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Fresh Lobster.

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USA TODAY

KPRC HOUSTON

Inc.

ups

marie claire

THE WALL STREET JOURNAL. WSJ

THE SUSTAINABLE SEAFOOD BLOG PROJECT

Mainebiz MAINE'S BUSINESS NEWS SOURCE

Team Story

Mark grew up in Maine....so he knows lobster. When Get Maine Lobster was born, Mark was living in Chicago as a marketer. During a trip to Maine to see family, a friend in the lobster business shared that he wanted to sell on the internet. Mark offered to do some market research before jumping into uncharted waters. Soon after, Mark was at his friend's fish market strongly suggesting that he venture into selling lobster online. Thus, GetMaineLobster.com was born and surpassed Mark's wildest expectations by selling $1.2M of the lobster he grew up loving in its very first year....and then...

- We made INC 5000.
- Chase Bank asked me, of all the small businesses they serve, to be a part of a national ad campaign...I was truly honored and humbled.
- USA Today choose us to represent Maine >> 50 tastes from 50 states.
- We shipped lobster to Martha Stewart's studio in NYC.

Every year something new and amazing comes our way. We wake up every day feeling like winners. I mean think about it, we get to serve people's most treasured moments.

In the end, we're just a group of people completely obsessed with delivering unforgettable moments. When we're not hunched over laptops, watching the journey of every order, we do what most Mainer's do...we enjoy our families, the outdoors, the Sox, Patriots, Bruins, and Celtics. And yes, we eat lots of lobster!

Founders and Officers



Mark Murrell
CHIEF CURATOR

Mark Murrell founded GetMaineLobster.com-Black Point Seafood in 2010 with the primary goal of making fresh Maine seafood available to anyone in the continental United States—no small task—but he has accomplished the feat by establishing an online business that provides dock-to-doorstep delivery of the world's best lobster—Maine lobster—as well as seafood appetizers and select beef. An accomplished businessman, Mark's company quadrupled its customer base since its first year of operation and earned a reputation for excellent customer service nationally.

Mark and his business have been featured in the Wall Street Journal and USA Today and recommended on Rachel Ray and ESPN. Additionally, out of 4 million small businesses that Chase serves, Mark and GetMaineLobster.com/Black Point Seafood, were recently selected to be featured in the 2013 Chase National Advertising Campaign.

Recognized as a leader in Marketing, combined with his unique approach and enthusiasm for his work, Mark is often sought after to consult other industries interested in expanding to or increasing visibility on the Internet. His expertise in leveraging the Internet to capture qualified prospects led to the development of unique marketing products and tools that automate sales efforts. Additionally, the success of his online food business has led to numerous requests from professionals interested in replicating his online business model.

Mark holds a degree in Hospitality and Media writing from from Newbury College the University of Southern Maine. He currently resides in Yarmouth, Maine with his wife and daughter. In summer he loves all that Maine has to offer, time at the lake or ocean, grilling on the back deck, festivals, or just relaxing on the dock. During the winter, well, Mark doesn't want to talk about that.

Key Team Members



Andrew Desgrosseilliers

COO



Marc Beaudry

CXO

Highlights

Overview

Product & Service

The Team

Q&A with Founder

Term Sheet

Investor Perks

Prior Rounds

Financial Discussion

Market Landscape

Data Room

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Notable Advisors & Investors



Patrick Stokes

Advisor, SVP, Syniverse



Matt Jacobson

Advisor, President, Maine Lobster Collaborstive



David Gitman

Advisor, Managing Partner, Accel Commerce, Cooper Square Ventures



Hoyt Harper

Advisor, Former Global Brand Leader, The Luxury Collection, Starwood Hotels

Q&A with the Founder

Q: Please detail and explain your exit expectations

Get Maine Lobster:

I see a Walmart or Amazon acquiring us at a multiple of 3.2. Others may include Tyson Foods, Sysco, Smithfields. Shrink (food loss) is a HUGE concern for many buyers. Our system removes their liability and shrink no longer is a concern.

Q: What is being done to increase gross margins?

Get Maine Lobster:

1. Increase the supplier network
2. Renegotiated shipping contracts already. (100k savings in 2018)
3. New technology platform. Faster pricing , up-sells, and geo targeting

Q: Why have sales gone up (2016-2017) 10% and gross margins stayed the same?

Get Maine Lobster: Lobster is a commodity, the cost of goods change.

Q: Who are your competitors and why are you better? Please detail competitive advantages. How are you different from the rest?

Get Maine Lobster:

1. Competitors
a. Lobster Gram
b. Hancock Gourmet Lobster
c. Maine Lobster Direct
d. Maine Lobster Now

2. Distinction
a. Better product (MSC certified)
b. Better Individual Quick Freezing
c. Triple HACCP
d. Partnerships with grocers
e. Partnerships with 3rd party channels
f. Higher rated on Facebook than our main competitors
g. Preferred shipping rates
h. Team
i. Multiple suppliers and flexible fulfillment

Q:
Please detail any notable partnerships (especially on the distribution side with super markets, etc.)

Get Maine Lobster:

1. Current
a. Inland Seafood (costco.com)
b. New York Life Insurance Company (Corporate Gifting)
c. Fabio Viviani (Celebrity Chef, https://lobster-by-fabio.myshopify.com/)
d. Martha Stewart Studio (Production Supply)
e. Maine Lobster Collaborative (Event Supply)
f. Chase (https://www.youtube.com/watch?v=-1imY2nEvWM)

2.Potential (in the works):
a. Albertsons/Safeway (Approved vendor, online marketplace. Potential for Kiosk by fish counter.) Other Albertsons stores include; Jewel, ACME, Shaw's, Tom Thumb)
b. Online grocery initiative in partnership with DeMott Associates; Sprouts, Lucky's, Target,

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Q: Please detail any notable customers

Get Maine Lobster:

1. Some celebrities
a. Scott Turow (Author)
b. Romeo Crennel (NFL Coach)
c. Jamie Patricof (Hollywood Producer)
d. Anika Noni Rose (actress)
e. Fabio Viviani (Chef)
f. Celebrity PR (https://www.pinterest.com/getmainelobster/celebs-fans/)

Q: Please detail barriers to entry to the industry. What is stopping someone with more money from just popping up and taking over this space?

Get Maine Lobster: With highly perishable foods, much investment needs to go into customer experience. Accordingly, we have flexible fulfillment, as we have multiple suppliers. Supply is key, understanding consumers is even more important, we are exception at both. Supplier relationships are essential and competitive shipping rates. Finally, we are working steadily to lock-down relationships that will help us OWN pathways to the consumer.

Q: Can you provide some color on what your advisors are doing?

Get Maine Lobster: My advisors are in various sectors of business. One is in mobile technology and provides great insights as it relates to what new tech could be applied to our brand. Another runs Maine's lobster promotional council, and used to be CEO of a major rail system, so from him I get insights around the industry I am currently in, and he sheds light on leadership, teams, etc. Another advisor is an ecommerce expert, providing wisdom around the evolution of our platform.

Most recent advisor, Hoyt Harper is going to be hands on. He is the former Senior Vice President and Global Brand Leader of The Luxury Collection for Starwood. I have known him for a while and now that he has left Starwood is taking on an advisory role.

Show fewer answers from the founder

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $1,000,000
Minimum investment:	US $1,000
Target Minimum:	US $450,000
Maximum Raise Amount:	US $1,000,000

Key Terms

Security Type:	Preferred Equity
Share price:	US $1.0000
Pre-money valuation:	US $9,000,000
Option pool:	9.78%
Is participating?:	False
Liquidation preference:	1.0x

Additional Terms

Closing conditions:	While Black Point Seafood, LLC has set an overall target minimum of US $450,000 for the round, Black Point Seafood, LLC must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Black Point Seafood, LLC's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised

If Maximum Amount Is Raised



● General Expenses   ● People   ● Marketing
● Technology

● General Expenses   ● People   ● Marketing
● Technology

Investor Perks

Early Bird Specials:

*Invest by 11:59pm ET on Monday, August 20th to receive the next tier of perks (one tier up from your investment amount). Applicable for $5,000 investments and above.

*First 50 investors to **invest $1,000 or more** will receive our limited edition GML Dock t-shirt (you're family now).

Single Claw >> $2500 investment or more: Autographed Get Maine Lobster Ball Cap.

Double Claw >> $5000 investment or more: Virtual lobster cooking lesson with Mark.

Bronze >> $10,000 investment or more: Two $200 Gift Certificates.

Silver >> $25,000 investment or more: Lobster Tails for a year.

Gold >> $50,000 investment or more: Get Maine Lobster sweatsuit + Two $200 Gift Certificates.

Platinum >> $100,000 investment or more: Mark cooks lobster dinner for 6 in your home.

Double Platinum >> $250,000 investment or more: The Maine Lobster Experience for 2. Includes lobstering, a boat tour of Portland, and a lobster bake.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Get Maine Lobster's prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

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Pre-Seed

Round Size	US $250,000
Closed Date	Sep 30, 2016
Security Type	Convertible Note
Valuation Cap	US $8,000,000

Pre-Seed

Round Size	US $150,000
Closed Date	Apr 30, 2017
Security Type	Convertible Note
Valuation Cap	US $8,000,000

Pre-Seed

Round Size	US $200,000
Closed Date	Apr 30, 2018
Security Type	Convertible Note
Valuation Cap	US $8,000,000

Financial Discussion

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Holdings is taxed as an S corporation. In September 2016, primarily for tax reasons, to accommodate an investment, the business was restructured as a limited liability company with Holdings as its sole member and the Founder as its manager. In connection with the restructuring, Holdings contributed all of its assets, including all of its contractual rights, to the Company, in exchange for 100% of the membership interests in the Company.

Following the restructuring, although all of Holdings' contractual rights had been contributed to the Company, vendors and other third parties continued to make payments to Holdings' accounts. Because the Company was a single member limited liability company, for tax purposes, it was disregarded, and only Holdings has filed tax returns. As a result, the Company's consolidated financials set forth herein include all payments made to and by Holdings on behalf of the Company since the restructuring.

Prior to the closing of this Offering, the Company and Holdings are taking steps to ensure that all future payments are properly paid to Company accounts rather than Holdings accounts.

In reviewing the Company's financials, investors should consider that even after the restructuring described above the following payments and deposits earned by the Company were paid or deposited to Holdings' accounts:

● All payments made by third party sellers such as Groupon, Amazon, and Ebay.

● All payments made by the Company's customers to Holdings' American Express merchant account.

● All so-called "remote deposits:" checks deposited into Holdings' bank account.

In addition to payments and deposits made to Holdings accounts that should have been paid or deposited into Company accounts, the following is a list of Company liabilities that were paid by Holdings:

● Loan payments

● Interest payments on loans

● UPS shipping payments

● Product payments to vendors and other third parties

● Contractor payments

● Miscellaneous operational costs

Operations

Since December 31, 2017, the Company has paid off certain high interest debt and taken deliberate actions to reduce expenses in its supply chain and increase its revenue. In the 12 months after receiving funding, the Company intends to return to and grow profitability by continuing to identify measures to reduce expenses in our supply chain and to increase our revenue.

Accounts Payable

Accounts payable comprises of current portions of outstanding debt and a credit card balance. The balance of the credit card is $44,504.40, with an interest rate of 16.74%.

Note Receivable

Note Receivable includes $196,565 due from related party, Mark Murrell and other shareholders. Mark is the founder and owner of 96% of the outstanding stock of Holdings, and Holdings is the sole member of the Company.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Income Taxes

Holdings applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Holdings is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. Holdings sustained net operating losses during fiscal years 2016 and 2017. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements. Net operating losses expire if unused after twenty tax years. Holdings' federal tax filings for 2015, 2016, and 2017 will remain subject to review by the Internal Revenue Service until 2019, 2020, and 2021, respectively.

For the years ended December 31, 2017 and 2016, Black Point Seafood, LLC was a disregarded entity for federal income tax purposes.

The Company is subject to income tax filing requirements in the State of Maine. The Company's tax filings in the State of Maine for 2015, 2016, and 2017 remain subject to review by that State until 2020 and 2021, respectively.

Holdings is subject to the income tax filing requirements in the State of Florida. Holdings' tax filings in the State of Florida for 2015, 2016, and 2017 remain subject to review by that State until 2019, 2020, and 2021, respectively.

Upon the closing of the Offering, as described in "Taxation as a Partnership" above, the Company will be treated as a partnership for federal income tax purposes and in becoming a member of the Company you will agree not to take any action inconsistent with the Company's classification as a partnership for federal income tax purposes. The classification of the Company as a partnership applies only for federal and, as applicable, state and local, income tax purposes, and its characterization as such, solely for tax purposes, does not create or imply a general partnership or mutual agency between the Members for state law or any other purpose.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $93,855.65 in cash on hand as of 7/31/2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Market Landscape



Data from NMFS Landings Query (2012-2016, LOBSTER, AMERICAN, New England) This data shows the total amount of lobster that is caught in New England per year valued at Market Price.

The online seafood business is a continuously growing and involving industry. At an average retail price of $30 per pound, the online lobster market has a Total Addressable Market of about $4.75 billion dollars. With the expanding popularity of online grocers and meal kit services, there have been continual upward shifts in the market. There has also been a consolidation of online lobster merchants as eCommerce technology becomes available. Combine these factors with a rapidly growing demand for lobster in China, and the industry is ripe for the expansion of Get Maine Lobster.

At Get Maine Lobster, our target market is constantly growing as more and more people are able to obtain gourmet proteins. With the increasingly popular online grocery and home meal kit markets, more and more people are becoming more comfortable with ordering and preparing expensive proteins. With the acquisition of Whole Foods by Amazon, the legitimacy of the online grocery store is cemented and more and more consumers are turning to the internet for their grocery shopping.

We believe that with the unbeatable and undeniable quality of our seafood and our industry standard customer service and shipping, we stand out amongst all competition and are ready to become the leading source of online gourmet seafood.

Risks and Disclosures

Risks Related to the Company's Business and Industry

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The reviewing CPA has included a "going concern" note in the reviewed financials. The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company recorded net operating losses of $367,154 and $143,751 in 2017 and 2016, respectively. The following describes management's actions taken since December 31, 2017 that have alleviated substantial doubt about the Company's ability to continue as a going concern: the Company (i) has paid off certain of our high-interest debt, (ii) has taken other deliberate actions to reduce expenses in our supply chain and to increase revenues, and (iii) is conducting this equity crowdfund offering during fiscal year 2018. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans and actions, as described above. If we cannot continue as a going concern, you may lose your entire investment in our Series Seed Preferred Stock

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company has a significant amount of debt. Please see Note D of the CPA Reviewed Financial Statements (Exhibit B of the Form C and in Data Room) for details.

The Company deals with live animals (lobsters) and vast amounts of regulation applicable to shipping live animals. There is a risk that regulations could change in a manner that adversely affects the Company's ability to ship live lobsters across the country.

Climate change may adversely affect the Maine fishery. Drastic climate change may have a negative impact on the productive capacity of the Maine fishery. Accordingly, a decline in fishery stocks coupled with increases in worldwide demand for Maine seafood could negatively impact the Company's procurement and costs.

The Company's revenue is seasonal and heavily tied to either holidays or the summer months. Because of that, cash flow is very lumpy, and the Company will need to make accurate budgets to maintain proper cash positions.

The Company's sales are very heavily tied to expenditures on marketing and advertising. If the Company is not able to maintain strong advertising and marketing, our sales may be negatively impacted.

The Company has had limited outside investors and no true institutional round. Prior to the Offering, the Company has been a single-member, manager-managed limited liability company and operated as a closely held business.

Damage to our reputation could negatively impact our business, financial condition and results of operations. Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter into new markets. We believe that we have built our reputation on the high quality of our food and service, and our commitment to our customers, and we must protect and grow the value of our brand in order for us to continue to be successful. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business.

We may be adversely affected by any negative publicity, regardless of its accuracy. Ultimately, the risks associated with any such negative publicity or incorrect information, whether disseminated through social media platforms or similar devices, including weblogs (blogs), social media websites and other forms of Internet-based communications, that provide individuals with access to a broad audience of consumers and other interested persons cannot be completely eliminated or mitigated and may materially harm our reputation, business, financial condition and results of operations.

Shortages or interruptions in the supply or delivery of food products could adversely affect our operating results. We are dependent on frequent deliveries of food products that meet our specifications. Shortages or interruptions in the supply or delivery to our customers of our food products caused by problems in distribution, inclement weather, unanticipated demand or other conditions could adversely affect the availability, quality and cost of our products, which would adversely affect our operating results.

We have a limited number of suppliers for our major products and rely on only a few distribution companies for the majority of our deliveries. If our suppliers or distributors are unable to fulfill their obligations under our arrangements with them, we could encounter supply shortages or failed deliveries and incur higher costs. We have a limited number of suppliers for our major products, including live Maine lobster, lobster tails, lobster value-add products. In fiscal 2017, we purchased all of our (i) lobster and seafood from 2 suppliers. Due to this concentration of suppliers, the cancellation of our supply arrangements with these suppliers or the disruption, delay or inability of these suppliers to provide these major products to our distributors for delivery to our customers may materially and adversely affect our results of operations while we establish alternative supply channels. In addition, if our suppliers fail to comply with food safety or other laws and regulations, or face allegations of non-compliance, their operations may be disrupted. We cannot assure you that we would be able to find replacement suppliers on commercially reasonable terms or a timely basis, if at all. Although we believe that alternative supply and distribution sources are available, there can be no assurance that we will continue to be able to identify or negotiate with such sources on terms that are commercially reasonable to us. If our suppliers or distributors are unable to fulfill their obligations under their contracts or we are unable to identify alternative sources, we could encounter supply shortages and incur higher costs, each of which could have a material adverse effect on our results of operations.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, may adversely affect our business. Our business requires the collection, transmission and retention of large volumes of customer data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that customer data is critical to us. Further, our customers have a high expectation that we and our service providers will adequately protect their personal information. A significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings, including regulatory investigations and actions, or liability for failure to comply with privacy and information security laws, which could disrupt our operations, damage our reputation and expose us to claims from customers, any of which could have a material adverse effect on our financial condition and results of operations.

Increased food commodity and energy costs could decrease our operating profit margins or cause us to limit or otherwise modify our product selection, which could adversely affect our business. Our profitability depends in part on our ability to anticipate and react to changes in the price and availability of food commodities, including among other things live lobster and frozen seafood. Prices may be affected due to market changes, increased competition, the general risk of inflation, shortages or interruptions in supply due to weather, disease or other conditions beyond our control, or other reasons. These events, combined with other more general economic and demographic conditions, could impact our pricing and negatively affect our sales and operating profit margins.

Prior to the closing, the Company has been a single member limited liability company with its founder as its manager, and has not therefore benefited from the critical role a board of directors can play in effective risk oversight. To date the Company has not yet formed a board of directors as it has been a single member limited liability company with its founder as its manager. Although the Company is not legally required to have a board of directors to oversee the management of the Company, boards also play a critical role in effective risk oversight. A board helps ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. The Company, however, will have a board of directors in place on the closing pursuant to the terms of its LLC agreement.

Concentration of risk. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

Taxation as Partnership. The Company has been formed so as to qualify and will be treated as a partnership for federal income tax purposes and in becoming a member of the Company you will agree not to take any action inconsistent with the Company's classification as a partnership for federal income tax purposes. The Company will not be operated or treated, however, as a "partnership" for purposes of Section 303 of the United States Bankruptcy Code, 11 U.S.C. §101, et seq. The classification of the Company as a partnership applies only for federal and, as applicable, state and local, income tax purposes, and its characterization as such, solely for tax purposes, does not create or imply a general partnership or mutual agency between the Members for state law or any other purpose. Instead, the Members acknowledge the status of the Company as a limited liability company formed under the Maine Limited Liability Company Act.

Although the Company's equity as of the Closing will be divided into classes named Series Seed Preferred Stock, Common Stock, and Subordinated Stock, such classes are equity interests or membership interests in a limited liability company rather than a corporation and upon your subscription of Series Seed Preferred Stock pursuant to a Subscription Agreement you will become a member of the Company, which, as discussed above, is taxed as a partnership rather than a stockholder of equity interests in a corporation, which equity interests are commonly referred to as stock.

Risks Related to the Securities

The Series Seed Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series Seed Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed Preferred Stock. Because the Series Seed Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation D. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series Seed Preferred Stock may also adversely affect the price that you might be able to obtain for the Series Seed Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

The founder of the Company beneficially owns substantially all of its equity. Prior to the Offering the Company's founder, Mark Murrell, beneficially owns 96% of the Company's outstanding Membership Interests. Subject to any fiduciary duties owed to our other owners or investors under Maine law, the Founder may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. The Founder may have interests that are different than yours. For example, the Founder may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, the Founder could use his voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the shares of preferred stock may be subject to dilution. Non-Major Purchasers (as defined below) of preferred stock do not have preemptive rights. If the Company conducts subsequent offerings of preferred stock or Securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, Purchasers may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

You will be bound by an investor proxy agreement, which limits your voting rights. All Non-Major Purchasers of Series Seed Preferred Stock will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series Seed Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

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The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends or distributions for the foreseeable future, other than tax distributions. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends or make any distributions to holders of its shares of Preferred Stock, other than quarterly distributions to cover your estimated tax liability.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

We have broad discretion in the use of the net proceeds from this Offering and may not use them effectively. Our management will have broad discretion in use of the net proceeds from this Offering, including for any of the purposes described in "Use of Proceeds." Accordingly, you will have to rely upon the judgment of our management with respect to the use of the proceeds, with only limited information concerning management's specific intentions. Our management may cause the Company to spend a portion or all of the net proceeds from this Offering in ways that our members may not desire or that may not yield a favorable return. The failure by our management to cause the Company to apply these funds effectively could harm our business. Pending their use, the Company may invest the net proceeds from this Offering in a manner that does not produce income or that loses value.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

NAME	TYPE
Pitch Deck and Overview (2 files)	Folder
Product or Service (7 files)	Folder
Financials (2 files)	Folder
Fundraising Round (1 file)	Folder
Investor Agreements (1 file)	Folder
Miscellaneous (4 files)	Folder

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?

A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?

The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?

Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?

Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Get Maine Lobster

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Get Maine Lobster. Once Get Maine Lobster accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Get Maine Lobster in exchange for your securities. At that point, you will be a proud owner in Get Maine Lobster.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number

2. Employment and employer information

3. Net worth and income information

4. Social Security Number or government-issued identification

5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.

- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Get Maine Lobster has set a minimum investment amount of US $1,000.

Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC

2. The company has filed at least one annual report, but has no more than 300 shareholders of record

3. The company has filed at least three annual reports, and has no more than $10 million in assets

4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)

5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Get Maine Lobster does not plan to list these securities on a national exchange or another secondary market. At some point Get Maine Lobster may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Get Maine Lobster either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Get Maine Lobster's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Get Maine Lobster's Form C. The Form C includes important details about Get Maine Lobster's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.

Highlights

Overview

Product & Service

The Team

Q&A with Founder

Term Sheet

Investor Perks

Prior Rounds

Financial Discussion

Market Landscape

Data Room

0 comments

FAQs

SeedInvest

EXHIBIT D
Investor Deck





Our Mission

"

Our passion is to perfect how people discover, acquire, and experience highly perishable proteins.

Mark Murrell

Problem

How can you Get Maine Lobster?

Consumers

1. **Difficult to find and obtain** dock fresh Maine lobster
2. Locally available lobster has **little variety in size** (canners, chicks, quarters, etc) **and type** (live whole lobsters, lobster tails, etc)
3. **No help with preparation** (breakdown, recipes, tools, etc)

Businesses

1. **Grocers don't want to invest** in tanks or shelf space
2. Order sizes are generally too small to receive **consistent and reliable service.**
3. Lobster has a short shelf life. Current food chain management leads to **high losses** (or high prices and low quality)

*50% of people don't know how to cook a live lobster. Maine Lobster Promotion Council, 2005

Solution

Quality & Speciality



Focus on high-quality specialty foods that are trending with consumers. Personalized choices. Have a diverse supplier network. Commit to clean ingredients. Specialty packing and unboxing.

Convenience



Shop anytime, from any device. Ship to doorstep same day or when convenient. Quality meal kits and prepared meals. Show don't tell. Make everything a single click away.

Experience



Deliver a family-like experience. Always make it right. Answer the question before it is asked. Engineer the experience from the first click to dessert.

Technology



Low technical debt platform that can adapt quickly to the customer experience. Behavior-based marketing automation. Rapid micro-branding. Hyper-tracking. 1-click re-buy.

Product

- Lobster
- Lobster Dinners (Kits & Bundles)
- Fresh Fish
- Prepared Appetizers
- Prepared Sides
- Desserts
- Multichannel Sales
- Earned Advertising
- Recipes
- Preparation





Our Distinction

America's Favorite Lobster Purveyor

Higher **Facebook** ratings than any of our main competitors

USA Today **Selection** – 50 foodie gifts from 50 states

Top Tier shipping contract

Featured business in Chase Bank national ad campaign

49% of customers that order a 2nd time order a 3rd time

2016-2017 we saw a 7% **increase in customer retention**

Developmental Roadmap

Additional Proteins

Additional Marketing Automation

Micro (Celebrity) Sites

Focused Content & Customization

Omnichannel Sales

Continued Site Optimization

Technology Replatforming

Advanced Shipping & Fulfillment

Enhanced Reporting & Analytics

Prepared Main Dishes

Why Now?

- Evolution of lobster sales to consumers.
  - Growth of online grocers and meal kit services.
  - Consolidation of online lobster merchants.
  - Lobster distributors entering the B2C and B2B space as eCommerce technology becoming accessible
  - Rapidly growing demand for lobster in China[1]
  - October 2016 CA EU Comprehensive Economic and Trade Agreement which would reach 435 million consumers[1]

US eCommerce Sales (Billions)



[1] UN FAO Report http://www.fao.org/in-action/globefish/market-reports/resource-detail/en/c/896106/

[2] U.S. Department of Commerce Retail E-Commerce Sales Report https://www.census.gov/retail/index.html#ecommerce

Business Model

Current



Hybrid **B2C** Revenue
Model & Pricing
(Drop Shipping and
Owned Inventory)

Future



Direct **B2C & B2B** Sales
& Distribution Model
(Move further into
the supply chain)
*LTV

Value



Grow Lifetime Value
(**LTV**) / Reduce Customer
Acquisition Costs (**CAC**)

Financials

- Over 250,000 meals served!
- $9.62 Customer Acquisition Cost (CAC)
- $265.56 Lifetime Value (LTV)
- $150.50 Average Order Value (AOV)
- 570% ROI on Facebook Ad spend in 2017
- Highest customer-rated lobster shipping company on Facebook



Number of Customers

Competition



Online Lobster Store

Convenience



Large Online Retailers

Platform



Brick and Mortar Grocery Stores



Availablity

Brick and Mortar Seafood Store

Quality

Market Size

$4.75B[1][2]

Total Addressable Market

$1.7B[2]

Believed Market Capture

40%

Share of Market

[1] NMFS Landings Query (2015, LOBSTER, AMERICAN, New England) of 146,095,063 lbs
[2] Average retail price of $30 per pound

Use of Proceeds

Technology

People

Marketing

General



1. General Expenses (30%)
2. Marketing (35%)
3. Technology (15%)
4. People (20%)

Founding Team



Mark Murrell
(Founder, Chief Curator)

Master storyteller and marketer with over 10 years of experience in e-commerce and hospitality. This combination has proven to be a competitive advantage in our space.



Andrew Desgrosseilliers
The Executor)

Andy automates our marketing and communications efforts. As an expert in Infusionsoft (our marketing automation platform), Andy puts our blueprints into fully automated experiences.



Marc Beaudry
(Customer Experience)

Marc makes sure all of our customers fall in love with us, even when it goes wrong on the first try. He leads our efforts to answer customer questions before they arise.

EXHIBIT E

Video Transcript

Exhibit E – Video Transcript

Maine Lobster - Why We Do What We Do at GetMaineLobster.com
https://www.youtube.com/watch?v=6F7dQVO2naw

00:00
You know, it's rare these days that people actually sit down and eat together. All too often our busy lifestyles have us constantly eating on the go. There's too much life going on to actually stop and enjoy family and friends and have a great meal at the dinner table.
00:15
I deliver fresh Maine lobster and seafood right from the docks in Maine, directly to your doorstep. Live Maine lobster is an experience. It's not an ordinary food, it's a celebratory food. People come together, the lobster arrives alive, they cook together, they eat together, and the process of actually getting at the lobster meat, having to crack the claws, and get at the meat and then dip it in the butter and plop it in your mouth, the exquisite flavor. Nothing beats that.
00:51
As a Mainer, we're adventurous we love the outdoors. So the fact that I can go out on the boat, pull some lobsters, I can deliver those and share a piece of Maine with people all over the country. The best part of my day is when I go to my Facebook page and I'll see a comment, like from the Odette, who says that the first thing she does when she gets back from deployment is she places an order with us. And that's just awesome, I love that I can connect her back with America, with home, through lobster. I'm proud, I'm proud of that.

Chase Platinum Business – Black Point Seafood
https://www.youtube.com/watch?v=-1imY2nEvWM

00:05
Being a Maine boy and growing up here, it took me moving to Chicago to discover the pride that I had in being a Mainer. You know, Casco Bay in the morning off of Union Wharf it's just a great way to start the day, you know with the Sun rising and you know that you've got to hustle your way through and it's gonna be cold, but at least you've got this beautiful scenery.
00:33
I deliver Maine lobster from the dock to the doorstep. Fishermen go out early in the morning, they get their catch. "looks like a nice pick." "Pretty"
00:45
Ships that night, it's on your dinner table the next day. Some people actually order but not really understand that it's actually alive. So they'll call, they'll be startled and I'll say just keep calm here's the best way to do it.
00:58
Black Point seafood was growing rapidly, and I needed help managing it. I knew when I made the decision to move to Chase, that I had made the right choice. They're very customer centric, just like myself and my company.
01:11
For me if I can't provide solutions, if I can't be there for mark and my client then, you know, you're not really being effective banker. The chase platinum business checking account is great for Black Point Seafood. Here's a guy that's got a business that's entirely online, very, very cost-conscious. When I went out to Mark that anything incoming electronic was free it made all the sense the world to you, well why should you pay for those fees.
01:30
It feels like it was tailored towards me and my needs. There feels like there isn't anything that I can't do with just a couple of keystrokes. I don't know if it's some magic crustacean, but the lobster preparing and eating process brings joy to people. It's a happy time.
01:44
I built a team that's pretty solid, with Chase, the guys that I work with, we're gonna really be able to put this into a variety of opportunities.

The Unforgettable Gift
https://vimeo.com/193755861

00:00

Meet Melissa, she just received the gift of a lifetime. A box of Maine lobsters flown all the way to Chicago. And now, her friends and family are about to have an unforgettable experience.

00:12

It all started two weeks ago, when Melissa received a handwritten, personalized lobster gift card from her colleague. Scheduling the lobsters arrival was a cinch, she actually did it from her iPhone.

00:25

If you're looking for the perfect gift this holiday season, an experience to remember, just click the button below and we'll handle the rest. Happy holidays.

Maine Lobster – Get Maine Lobster Jingle
https://www.youtube.com/watch?time_continue=4&v=6r7sdYtfvQM

00:00

Maine lobster for dinner is always a winner, no matter where you are. It comes straight from the docks, shipped overnight in a box. Maine lobster's always fresh, fast, and fun. From dock to doorstep. Get Maine Lobster. Get Maine Lobster. GetMaineLobster.com